SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the unaudited consolidated financial statements for the nine-month period ended on March 31, 2008 and March 31, 2007 filed with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the nine-month period

ended March 31, 2008

Fiscal year No.118 beginning July 1, 2007

Expressed in Argentine Pesos (See Note 1 to the Unaudited Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	August 29, 1889

Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	62.48%

CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock,1 vote each	782,064,214	78,206,421	78,206,421

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of March 31, 2008 and June 30, 2007

	03.31.08 (Notes 1 and 3) Ps.	06.30.07 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	53,693,983	31,829,851
Investments (Note 4.b)	331,487,677	485,408,600
Accounts receivable (Note 4.c)	163,396,052	154,208,839
Other receivables (Note 4.d)	56,551,812	49,105,638
Inventory (Note 4.e)	530,447	7,292,187

Total Current Assets	605,659,971	727,845,115

NON-CURRENT ASSETS
Accounts receivable (Note 4.c)	16,476,418	41,967,948
Other receivables (Note 4.d)	48,829,300	32,130,923
Inventory (Note 4.e)	3,440,800	—
Fixed assets (Note 4.f)	1,331,982,081	1,168,027,197
Investments (Note 4.b)	149,096,941	125,504,382
Intangible assets (Note 4.g)	1,220,863	1,713,927

Subtotal Non-Current Assets	1,551,046,403	1,369,344,377

Goodwill (Note 4.h)	(5,284,386)	(3,478,942)

Total Non-Current Assets	1,545,762,017	1,365,865,435

Total Assets	2,151,421,988	2,093,710,550

LIABILITIES
CURRENT LIABILITIES
Debts
Trade accounts payable (Note 4.i)	181,113,143	179,489,405
Short-term debt (Note 4.j)	84,293,652	77,210,054
Salaries and social security payable (Note 4.k)	13,336,678	19,598,757
Taxes payable (Note 4.l)	50,392,616	44,714,889
Customer advances (Note 4.m)	60,902,122	58,548,037
Related parties (Note 5)	19,582,510	6,657,550
Dividends payable (Note 5)	—	926,400
Other liabilities (Note 4.n)	9,058,519	15,463,188

Total Debts	418,679,240	402,608,280

Provisions (Note 4.o)	510,976	733,400

Total Current Liabilities	419,190,216	403,341,680

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.i)	—	20,804
Long-term debt (Note 4.j)	675,526,324	678,751,885
Taxes payable (Note 4.l)	32,022,497	27,660,854
Customer advances (Note 4.m)	76,369,129	65,725,449
Other liabilities (Note 4.n)	10,145,516	10,433,503

Total debts	794,063,466	782,592,495

Provisions (Note 4.o)	13,376,563	12,441,286

Total Non-Current Liabilities	807,440,029	795,033,781

Total Liabilities	1,226,630,245	1,198,375,461

Minority interest	87,213,830	71,427,862

SHAREHOLDERS’ EQUITY	837,577,913	823,907,227

Total Liabilities and Shareholders’ Equity	2,151,421,988	2,093,710,550

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

	03.31.08 (Notes 1 and 3) Ps.	03.31.07 (Notes 1 and 3) Ps.
Revenues:
Leases and services	252,043,438	198,144,005
Credit card operations	212,672,930	149,556,080
Other	3,728,102	133,848

Total revenues	468,444,470	347,833,933

Costs:
Leases and services	(70,293,708)	(60,579,080)
Credit card operations	(88,762,170)	(54,143,259)
Other	(3,563,608)	(1,302,567)

Total costs	(162,619,486)	(116,024,906)

Gross profit:
Leases and services	181,749,730	137,564,925
Credit card operations	123,910,760	95,412,821
Other	164,494	(1,168,719)

Total gross profit	305,824,984	231,809,027

Selling expenses	(81,758,517)	(54,588,449)
Administrative expenses	(74,277,895)	(55,973,180)
Net income in credit card trust	(1,416,077)	4,367,245
Gain from recognition of inventories at net realizable value	185,160	376,412

	(157,267,329)	(105,817,972)

Operating income	148,557,655	125,991,055

Equity loss from related companies (Note 5)	(14,075)	(678,569)

Amortization of goodwill	(1,805,444)	(3,512,706)

Financial gain (loss) generated by assets:
Interest income from past-due balances	3,616,399	2,938,921
Other interest	1,122,591	1,760,103
Interest earned by financial collocations	24,365,160	3,981,794
Mortgage loans interest (Torres de Abasto)	78,254	135,281
Effect on the present value accounting	(3,585,468)	—
Exchange differences	10,455,938	286,427
Interest income from related parties (Note 5)	77,752	128,187

Subtotal	36,130,626	9,230,713

Financial loss generated by liabilities:
Interest expense	(28,686,235)	(9,573,194)
Exchange differences	(7,169,783)	(301,087)
Interest and exchange differences with related parties (Note 5)	(14,744,346)	(11,698,851)
Other interests	(16,279)	(1,474)
Tax interests	(566,883)	(209,874)

Subtotal	(51,183,526)	(21,784,480)

Financial results, net	(15,052,900)	(12,553,767)

Other income and expenses, net (Note 4.p)	3,978,929	(1,611,143)

Income before taxes and minority interest	135,664,165	107,634,870

Income tax	(64,061,884)	(48,954,809)
Minority interest	(2,210,202)	(5,413,777)

Net income	69,392,079	53,266,284

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

	03.31.08 (Notes 1 and 3) Ps.	03.31.07 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	485,496,379	56,404,655
Cash and cash equivalents as of the end of the period	310,378,366	111,829,203

Net (decrease) increase in cash and cash equivalents	(175,118,013)	55,424,548

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	69,392,079	53,266,284
Adjustments to reconcile net income to cash flows from operating activities:
Financial results	13,092,109	802,610
Depreciation of fixed assets	57,018,708	49,203,139
Amortization of allowance for impairment of intangible assets	(279)	(66)
Amortization of intangible assets	531,341	1,129,031
Amortization of goodwill	1,805,444	3,512,706
Net result of fixed assets retired	475,858	34,965
(Recovery) Charge for doubtful recoverable expenses	(1,319,028)	712,264
Charge of provision for contingencies	1,502,809	1,096,049
Charge of allowance for doubtful accounts	25,451,193	10,924,225
Provision for directors’ fees	6,242,855	6,203,538
Gain from recognition of inventories at net realizable value	(185,160)	(376,412)
Net loss in credit card trust	7,552,728	4,054,357
Net loss on equity investments	—	678,569
Minority interest	2,210,202	5,413,777
Income tax	64,061,884	48,954,809
Changes in operating assets and liabilities:
Increase in accounts receivable	(83,481,809)	(50,422,164)
Increase in other receivables and prepaid expenses	(30,517,704)	(32,724,424)
Decrease (Increase) in inventory	105,267	(51,963)
Increase in intangible assets	(37,998)	—
(Decrease) Increase in trade accounts payable	(1,166,790)	74,914,792
Increase in customer advances	15,694,150	11,350,765
Decrease in taxes payable	(52,928,676)	(32,556,313)
Decrease in salaries and social security payable	(6,262,079)	(1,432,630)
Decrease in provision for contingencies	(789,956)	(85,689)
Decrease in other liabilities	(12,935,511)	(8,085,102)
Increase in due to related parties	13,908,891	875,590
Increase in accrued interest	(3,110,071)	(4,613,495)

Net cash provided by operating activities	86,310,457	142,779,212

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets	(205,752,248)	(127,736,715)
Cash from guarantee deposit	—	9,111,000
Advances for shares purchase	(768,561)	(620,000)
Decrease (Increase) in investments	1,669,601	(41,380,625)
Cash collected from the insurer in connection with the damages in Alto Avellaneda Shopping Center	3,760,216	—
Loans granted	(625,800)	—
(Decrease) Increase from acquisition of subsidiary companies, net of cash acquired	(185,782)	17,050,524
Acquisition of other investments	(67,464)	(577,908)

Net cash used in investing activities	(201,970,038)	(144,153,724)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of short-term and long-term debt	(8,923,284)	(22,182,416)
Cash from minority shareholders’ capital contributions	13,998,499	—
Payment of dividends	(55,721,393)	(47,000,000)
(Cancellation) Increase in overdrafts	(39,974,577)	133,285,971
Dividends paid to minority shareholders	(1,366,440)	(584,492)
Debt cancellation to related parties	(945,000)	(918,300)
Debt cancellation for company purchase (Mendoza Plaza Shopping S.A.)	—	(5,483,731)
Debt cancellation for company purchase (Empalme S.A.I.C.F.A. y G.)	(6,272,000)	(3,961,151)
Debt cancellation for company purchase (Shopping Neuquén S.A.)	—	(9,250,600)
Cash to re-purchase of Series II Notes	(4,064,237)	—
Proceeds from short-term debts	43,810,000	12,893,779

Net cash (used in) provided by financing activities	(59,458,432)	56,799,060

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(175,118,013)	55,424,548

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

	03.31.08 Ps.	03.31.07 Ps.
Additional information
Cash paid during the period for:
– Interest	50,669,380	33,406,785
– Income tax	37,323,279	11,798,439
Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	—	10,158
– Issuance of credit card receivables, net	74,334,932	36,342,543
– Transference of inventory to non-current investments	705,153	—
– Transference of other non-current investments to inventory	—	59,912,260
– Increase in financial bank loans through a decrease in provisions	—	2,614,228
– Increase in fixed assets through an increase in trade accounts payable	2,776,907	—

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

	03.31.08 Ps.	03.31.07 Ps.
Acquisition of subsidiary companies:
Leases and services receivable	—	1,577,566
Other receivables	—	5,334,689
Fixed assets	—	51,806,947
Trade accounts payable	—	(1,252,931)
Customer advances	—	(17,417,122)
Bank loans		(5,269)
Related parties (payable to Alto Palermo (APSA))	—	(9,675,981)
Salary and social security payable	—	(283,254)
Taxes payable	—	(480,618)
Other liabilities	—	(34,285)
Provisions	—	(1,454,573)

Total net non-cash assets acquired	—	28,115,169

Cash and cash equivalents acquired	—	187,712,662

Total net assets acquired	—	215,827,831

Minority interests	—	(36,029,344)
Goodwill	—	19,384,802

Total account of acquired subsidiaries	—	199,183,289

Cash and cash equivalents acquired	—	(187,712,662)
Amount financed by the sellers	—	(28,521,151)

	—	(17,050,524)

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

NOTE 1: PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets as of March 31, 2008 and June 30, 2007 and the statements of income and cash flows the nine-month periods ended March 31, 2008 and 2007 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Financial Statements corresponding to the nine-month periods ended March 31, 2008 and 2007 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Consolidated results for the nine-month periods ended March 31, 2008 and 2007 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

The unaudited consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Closing dates for the financial statements for consolidation purposes
Company	03.31.08	03.31.07
Emprendimiento Recoleta S.A.	53.68	53.68	03.31.08
Tarshop S.A.	80	80	03.31.08
Shopping Neuquén S.A.	98.14	94.623	03.31.08
Inversora del Puerto S.A. (3)	—	99.9917	—
Shopping Alto Palermo S.A.	99.9999	99.9999	03.31.08
Fibesa S.A.	99.9999	99.9999	03.31.08
Mendoza Plaza Shopping S.A.	85.40	85.40	03.31.08
Conil S.A.	50	50	03.31.08
Empalme S.A.I.C.F.A. y G. (1)	100	100	03.31.08
Panamerican Mall S.A	80	80	03.31.08
E-Commerce Latina S.A. (2)	—	100	—
Comercializadora Los Altos S.A. (4)	100	100	03.31.08

(1)	Corresponds to the 95% of the direct interest of Alto Palermo S.A. (APSA) and 5% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA).

(2)	On November 6, 2007, 90% and 10% of shareholders interest was sold to IRSA Inversiones y Representaciones S.A. and Patagonian Investment S.A., respectively. See Note 15 to unaudited basic financial statements.

(3)	On September 28, 2007 this Company was liquidated.

(4)	Corresponds to the 90% of the direct interest of Alto Palermo S.A. (APSA) and 10% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA). See Note 15 to unaudited basic financial statements.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the unaudited basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company), companies in which we have shares of 99.9999% and 100% respectively, act as the leasing agents for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa’s and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivable pursuant to the securitization program of credit card receivable of Tarshop S.A. with a realization term not exceeding twelve months. Government and mortgage bonds are valued at net realizable value in force at the end of the period / year and time deposits are valued at face value plus accrued interest. The participations in mutual funds and in Garantizar S.G.R., have been valued at quotation value in force at the end of the period / year.

b.2.	Interest in other companies and other non-current investments

As of March 31, 2008 and June 30, 2007 includes Certificados de Participación (CPs), which has been accounted for under the equity method.

c.	Goodwill

They represent differences between purchase prices and net current values (determined as described in Note 2.5.2 to the unaudited basic financial statements) of assets acquired, restated as mentioned in Note 1., which are amortized by the straight-line method over a period not longer than sixteen years. (Note 2.9 to the unaudited basic financial statements).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	03.31.08 Ps.	06.30.07 Ps.
Cash in local currency	4,375,889	2,819,359
Cash in foreign currency	193,751	310,513
Banks in local currency	15,537,774	16,431,500
Banks in foreign currency	33,586,569	12,268,479

Total cash and banks	53,693,983	31,829,851

b)	Investments:

	03.31.08 Ps.	06.30.07 Ps.
Current
Mutual funds	153,309,883	448,642,297
Time deposits in local currency	103,374,500	5,024,231
Retained interests in transferred credit card receivable Tarshop S.A. (i)	48,683,130	22,103,730
BODEN 2008 bonds (i)	—	403,703
Mortgage bonds issued by Banco Hipotecario S.A. (i) (Note 5)	1,170,398	1,661,969
Garantizar SGR (i)	—	1,380,420
PRE 2009 bonds (i)	16,419,000	—
PRO 2012 bonds (i)	6,950,000	—
Trust debt titles (i)	1,547,016	—
BONTE 2006 bonds (i) (Note 7)	33,750	33,750
NOBACS bonds (i)	—	6,158,500

Total	331,487,677	485,408,600

(i)	Not considered as cash equivalent for purposes of the unaudited consolidated statements of cash flows.

Non-current
Other investments – Tarshop S.A. trust	77,734,376	55,682,995
Land reserves
- Caballito plot of land	36,696,254	36,680,754
- Torres Rosario	16,867,598	16,110,481
- Air Space Coto	13,143,445	13,143,445
- Other real estate	2,778,468	2,778,468
Advances for shares purchasing	1,876,800	1,108,239

Total	149,096,941	125,504,382

Total other investments	480,584,618	610,912,982

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

c)	Accounts receivable:

	03.31.08 Ps.	06.30.07 Ps.
Current
Tarshop S.A. - Credit card receivable	84,198,582	86,328,981
Checks to be deposited	48,464,775	31,626,070
Leases and services receivable	36,069,479	40,568,938
Debtors under legal proceedings	22,344,215	21,567,616
Pass-through expenses receivable	14,904,786	15,342,081
Notes receivable	5,213,327	2,599,610
Tarshop S.A. – Credit card receivable – collection agent	3,886,680	3,110,103
Mortgage receivable – Torres de Abasto	444,884	467,108
Credit card receivable	51,962	4,361
Receivable from the sale of Alcorta Plaza´s land	—	6,008,654
Less:
Allowance for doubtful accounts	(52,182,638)	(53,414,683)

Total	163,396,052	154,208,839

Non-current
Tarshop S.A. - Credit card receivable	15,338,518	42,531,777
Notes receivable	1,398,659	940,788
Mortgage receivable – Torres de Abasto	303,137	413,658
Leases and services receivable	142,053	36,270
Less:
Allowance for doubtful accounts	(705,949)	(1,954,545)

Total	16,476,418	41,967,948

Total accounts receivable	179,872,470	196,176,787

d)	Other receivables:

	03.31.08 Ps.	06.30.07 Ps.
Current
Related parties (Note 5)	26,291,547	14,277,423
Prepaid expenses	12,156,665	13,459,387
Prepaid services	6,416,762	1,640,945
Receivables from trust guarantee funds (Note 7)	5,424,874	2,925,726
Other prepaid taxes	764,833	445,031
Other tax credits	672,473	1,448,873
Loans granted	641,575	—
Asset tax credits	529,411	3,734,988
Prepaid gross revenue tax	527,194	963,185
Value Added Tax (VAT) receivable	498,860	7,444,500
Guarantee deposits	308,051	306,357
Income tax, net	233,252	212,010
Gross revenue tax credit	153,117	1,158,026
Expenses to be recovered	74	2,015,799
Allowance for doubtful accounts	—	(2,015,799)
Others	1,933,124	1,089,187

Total	56,551,812	49,105,638

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

	03.31.08 Ps.	06.30.07 Ps.
Non-current
Value Added Tax (VAT) receivable	22,402,067	352,926
Deferred income tax	14,847,646	10,977,401
Receivables from trust guarantee funds (Note 7)	11,837,437	18,975,778
Asset tax credits	2,492,379	399,445
Doubtful mortgage receivable	2,208,275	2,208,275
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)
Prepaid gross revenue tax	655,997	1,149,495
Guarantee deposits	614,493	503,571
Prepaid expenses	181,874	232,832
Deferred tax allowance	(309,335)	(246,997)
Other taxes receivable	(3,893,258)	(213,528)

Total	48,829,300	32,130,923

Total other receivables	105,381,112	81,236,561

e)	Inventory:

	03.31.08 Ps.	06.30.07 Ps.
Current
Torres de Abasto	368,096	621,628
Resale merchandise	162,351	332,606
Torres de Rosario	—	6,337,953

Total	530,447	7,292,187

Non-current
Units under construction (Note 21 to the unaudited basic financial statements)	3,440,800	—

Total	3,440,800	—

Total Inventory	3,971,247	7,292,187

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

f)	Fixed assets:

	03.31.08 Ps.	06.30.07 Ps.
Properties:
Shopping Centers:
Abasto	176,111,322	180,925,725
Alto Palermo	162,596,451	175,517,195
Panamerican Mall	161,987,025	149,066,729
Patio Bullrich	99,815,596	102,478,599
Mendoza Plaza	87,144,358	89,004,279
Alto Rosario	83,997,033	85,685,382
Alto Avellaneda	81,056,244	85,184,841
Córdoba shopping –Villa Cabrera. (Note 11)	72,263,787	75,496,760
Paseo Alcorta	56,969,088	58,855,041
Alto Noa	25,551,972	27,040,264
Buenos Aires Design	14,177,865	16,033,244
Other properties	40,634,697	8,859,879
Facilities	16,232,751	15,740,060
Neuquén project	10,321,481	12,301,802
Furniture and fixture	9,487,776	6,582,595
Computer equipment	4,282,901	5,651,177
Software	4,012,541	4,239,107
Leasehold improvements	2,091,161	2,702,354
Vehicles	31,551	50,483
Financial advance for purchase of fixed assets (Note 22 to the unaudited basic financial statements)	64,747,752	36,881,982
Work in progress:
- Panamerican Mall work in progress	100,375,975	14,961,340
- Shopping centers improvements	55,453,931	14,669,162
- Tarshop work in progress	2,638,823	99,197

Total Fixed assets	1,331,982,081	1,168,027,197

g)	Intangible assets:

	03.31.08 Ps.	06.30.07 Ps.
Pre-operating expenses	1,220,863	1,591,208
Trademarks	—	122,719

Total Intangible assets	1,220,863	1,713,927

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

h)	Goodwill:

	03.31.08 Ps.	06.30.07 Ps.
- Fibesa S.A.	4,962,044	6,502,016
- Tarshop S.A.	60,564	242,254
- Emprendimiento Recoleta S.A.	(429,636)	(485,675)
- Empalme S.A.I.C.F.A. y G.	(9,877,358)	(10,353,248)
- Shopping Alto Palermo S.A.	—	615,711

Total Goodwill	(5,284,386)	(3,478,942)

i)	Trade accounts payable:

	03.31.08 Ps.	06.30.07 Ps.
Current
Suppliers	155,132,640	154,615,086
Accruals	25,333,269	23,399,481
Foreign suppliers	281,768	1,009,975
Others	365,466	464,863

Total	181,113,143	179,489,405

Non-current
Foreign suppliers	—	20,804

Total	—	20,804

Total Trade accounts payable	181,113,143	179,510,209

j)	Short-term and long-term debt:

	03.31.08 Ps.	06.30.07 Ps.
Current
- Banks
Banco Industrial de Azul (Note 7)	10,000,000	—
Banco Comafi	8,798,880	—
Standard Bank loan (formerly Bank Boston) (Note 7)	8,500,000	8,500,000
Banco CMF	7,500,000	—
Banco Itaú	5,751,038	—
Banco BST	4,600,000	—
Banco Mariva	2,987,199	—
Banco Ciudad de Buenos Aires (Note 7)	2,129,901	1,925,951
Interest payable to credit card trust	1,152,194	1,108,691
Bank interests (Note 7)	1,004,390	593,376
Overdrafts	31,681	40,006,258

Subtotal	52,455,283	52,134,276

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

	03.31.08 Ps.	06.30.07 Ps.
- Financial
Seller financing – Empalme S.A.C.I.F.A. y G. – Principal	12,672,000	12,372,000
Accrued interest for Unsecured Convertible Notes (Note 5)	3,115,335	6,483,373
Accrued interest of US Notes and Argentine peso–linked Notes	16,528,094	6,412,646
Seller financing – Empalme S.A.C.I.F.A. y G. – Accrued interest	196,416	9,279
Deferred charges related to fees and expenses in connection with the issuance of Notes	(1,201,116)	(1,016,499)
Mortgage loans (Note 7)	—	105,754
Others	527,640	709,225

Subtotal	31,838,369	25,075,778

Total	84,293,652	77,210,054

	03.31.08 Ps.	06.30.07 Ps.
Non-current
- Banks
Banco Ciudad de Buenos Aires (Note 7)	1,192,536	2,797,357
Standard Bank (formerly Bank Boston) (Note 7)	—	2,800,000

Subtotal	1,192,536	5,597,357

- Financial
US Notes and Argentine peso-linked Notes - Principal	529,349,933	525,180,000
Unsecured convertible Notes (Note 5)	149,618,095	146,076,000
Deferred charges related to fees and expenses in connection with the issuance of Notes	(4,908,070)	(4,823,494)
Seller financing - Empalme S.A.C.I.F.A. y G - Principal	—	6,186,000
Others	273,830	536,022

Subtotal	674,333,788	673,154,528

Total	675,526,324	678,751,885

Total short-term and long-term debt	759,819,976	755,961,939

k)	Salaries and social security payable:

	03.31.08 Ps.	06.30.07 Ps.
Provision for vacation, annual complementary salary and bonuses	9,930,737	14,820,470
Social security payable	2,812,741	3,534,160
Salaries payable	231,004	643,815
Others	362,196	600,312

Total salaries and social security payable	13,336,678	19,598,757

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

l)	Taxes payable:

	03.31.08 Ps.	06.30.07 Ps.
Current
Income tax	27,552,650	26,214,599
Value Added Tax (VAT) payable, net	13,136,862	9,465,250
Other tax withholdings	4,386,398	3,918,065
Gross revenue tax provision	1,916,397	2,162,088
Gross revenue tax withholdings	810,071	502,190
Asset tax payable, net	958,516	643,533
Tax amnesty plan for gross revenue tax payable	283,004	181,761
Other taxes payable	669,445	1,175,750
Provision for tax on personal assets of shareholders	679,273	274,939
Gross revenue tax accrued (not claimable)	—	176,714

Total	50,392,616	44,714,889

Non-current
Deferred income tax	30,338,229	26,177,713
Tax amnesty plan for gross revenue tax payable	1,684,268	1,483,141

Total	32,022,497	27,660,854

Total taxes payable	82,415,113	72,375,743

m)	Customer advances:

	03.31.08 Ps.	06.30.07 Ps.
Current
Admission rights	32,858,340	29,939,070
Lease and pass-through expenses advances (Note 11)	14,852,014	13,148,462
Customer advances	11,593,168	11,457,466
Guarantee deposits	1,598,600	1,492,519
Advance for the sale of Torres Rosario land	—	2,510,520

Total	60,902,122	58,548,037

Non-current
Admission rights	41,799,851	35,531,056
Lease and pass-through expenses advances (i) (Note 11)	34,569,278	28,376,684
Customer advances	—	1,817,709

Total	76,369,129	65,725,449

Total customer advances	137,271,251	124,273,486

(i)	It includes a payment advance of Ps. 1.8 million from Wal - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years’ term as from the date in which the commercial center is inaugurated or from the day in which the lessee opens the store prior to the inauguration of the commercial center.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

n)	Other liabilities:

	03.31.08 Ps.	06.30.07 Ps.
Current
Provision for Directors’ fees (Note 5)	7,520,854	10,547,301
Advances to Directors (Note 5)	(1,277,999)	(954,771)
Donations payable (Note 5)	1,887,903	4,363,470
Contributed leasehold improvements (Note 9)	419,415	525,525
Withholdings and guarantee deposits	359,032	220,264
Others	149,314	761,399

Total	9,058,519	15,463,188

Non-current
Contributed leasehold improvements (Note 9)	10,133,416	10,421,404
Directors’ guarantee deposits (Note 5)	12,000	12,000
Others	100	99

Total	10,145,516	10,433,503

Total Other liabilities	19,204,035	25,896,691

o)	Provisions:

	03.31.08 Ps.	06.30.07 Ps.
Current
Provisions for contingencies	510,976	733,400

Total	510,976	733,400

Non-current
Provisions for contingencies	13,376,563	12,441,286

Total	13,376,563	12,441,286

Total Provisions	13,887,539	13,174,686

p)	Other income and expenses, net:

	03.31.08 Ps.	03.31.07 Ps.
Recovery (Charge) of other receivables doubtful accounts	4,709,649	(725,064)
Recovery of allowancies	168,674	317,982
Contingencies, net	83,816	(974,802)
Charge of Donations	(77,814)	(74,972)
Tax on personal assets of shareholders (Note 5)	(404,334)	(402,742)
Others	(501,062)	248,455

Total other income and expenses, net	3,978,929	(1,611,143)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			03.31.2008 Ps.	03.31.2007 Ps.	03.31.2008 Ps.	06.30.2007 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	3,322,801	2,849,470
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(9,870,568)	(7,803,664)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(3,649,931)	(1,391,606)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(2,093,578)	(4,356,976)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(100,546,814)	(98,166,444)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(635,979)	298,742	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(1,020,620)	(2,124,029)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(49,016,665)	(47,856,232)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(4,811,614)	(3,804,288)	—	—
Other Shareholders	Shareholder	Other expenses, net Tax on personal assets	(404,334)	(402,742)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Administration fees	2,500	3,000	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Related parties results	—	(678,569)	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Other current receivables	—	—	215,592	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Interest income	7,139	—	—	—
Empalme S.A.I.C.F.A. y G.	Subsidiary of Alto Palermo S.A. (APSA) from 12.27.06	Interest income	—	47,860	—	—
Comercializadora Los Altos S.A.	Subsidiary of Alto Palermo S.A. (APSA) from 10.01.07	Administration fees	35,000	21,000	—	—
Comercializadora Los Altos S.A.	Subsidiary of Alto Palermo S.A. (APSA) from 10.01.07	Interest income	—	61,916	—	—
Inversora del Puerto	Subsidiary of Alto Palermo S.A. (APSA)	Related parties result	(14,075)	—	—	—
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	10,866	2,717
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(716,896)	(160,014)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(558,609)	(359,955)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: (Continued)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			03.31.2008 Ps.	03.31.2007 Ps.	03.31.2008 Ps.	06.30.2007 Ps.
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	1,125	940	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	741,806	1,883,805
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(792,178)	(918,967)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	948,549	957,101	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	1,478	(665)	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(2,808)	(3,123)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	3,106
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Other current receivables	—	—	10,800	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(226,956)	(208,530)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(1,078,690)	(1,006,619)	—	—
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Other current receivables	—	—	20,681,855	8,320,183
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Current payable with related parties	—	—	(3,982,274)	(2,226,369)
Metronec S.A.	Tarshop S.A. Equity investee	Current payable with related parties	—	—	(8,648,587)	(728,906)
Loans to personnel	Employees	Other current receivables	—	—	834,286	768,765
Loans to personnel	Employees	Interest income	70,613	18,411	—	—
Loans to personnel	Employees	Current payable with related parties	—	—	—	(4,609)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Leases and services	2,691,002	—	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables	—	—	248,133	268,174
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	—	(959,196)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interests and exchange differences with related parties	(52,306)	(86,948)	—	—
Directors	Directors	Short-term debt	—	—	(660)	(1,373)
Directors	Directors	Long-term debt	—	—	(31,680)	(30,930)
Directors	Directors	Interests and exchange differences with related parties	(3,110)	(2,411)	—	—
Directors and management	Directors	Other current receivables	—	—	21,604	5,450
Directors	Directors	Other current liabilities	—	—	(6,242,855)	(9,592,530)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	(8,231,057)	(7,701,604)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: (Continued)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the period ended		Balance receivable (payable) as of
			03.31.2008 Ps.	03.31.2007 Ps.	03.31.2008 Ps.	06.30.2007 Ps.
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(1,887,903)	(4,363,470)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,958	3,951
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	1,170,398	1,661,969
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	8,403	102,522
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,028)	(55,800)
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	72,528	57,138
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(477)	(995)
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,936)	(22,394)
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(2,250)	(1,815)	—	—
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,057	1,408
Consultores Assets Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,422	3,422
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	10,196	5,301
Cactus S.A.	Subsidiary of Cresud S.A.	Current payable with related parties	—	—	—	(64)
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	3,933	1,059
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(366)
Canteras Natal Crespo S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	952
Constructora San José Argentina S.A.	Shareholder of Panamerican Mall S.A.	Current payable with related parties	—	—	(1,382,529)	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	97,498	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(136,973)	—
Bapro S.A.	Shareholder of Emprendimiento Recoleta S.A.	Dividends payables	—	—	—	(926,400)
Rummaalá S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	809	—
Centro Comercial Panamericano S.A.	Shareholder of Panamerican Mall S.A.	Interests and exchange differences with related parties	(7,101)	—	—	—
León Halac	Shareholder of Tarshop S.A.	Current payable with related parties	—	—	(42,350)	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 03.31.08 Ps.	Total as of 03.31.07 Ps.
Revenues	253,361,387	212,672,930	3,865,902	469,900,219	(1,455,749)	468,444,470	347,833,933
Costs	(70,237,842)	(90,877,924)	(3,619,474)	(164,735,240)	2,115,754	(162,619,486)	(116,024,906)

Total gross profit as of 03.31.08	183,123,545	121,795,006	246,428	305,164,979	660,005	305,824,984	—

Total gross profit (loss) as of 03.31.07	138,084,034	94,611,586	(962,925)	231,732,695	76,332	—	231,809,027

Expenses:
Selling expenses	(17,579,295)	(63,882,362)	(296,860)	(81,758,517)	—	(81,758,517)	(54,588,449)
Administrative expenses	(26,806,687)	(47,471,208)	—	(74,277,895)	—	(74,277,895)	(55,973,180)
Net income in credit card trust	—	(1,416,077)	—	(1,416,077)	—	(1,416,077)	4,367,245
Gain from recognition of inventories at net realizable value	—	—	185,160	185,160	—	185,160	376,412

Operating income 03.31.08	138,737,563	9,025,359	134,728	147,897,650	660,005	148,557,655	—

Operating income (loss) 03.31.07	101,326,207	27,542,685	(2,954,169)	125,914,723	76,332	—	125,991,055

Equity loss from related companies	(14,075)	—	—	(14,075)	—	(14,075)	(678,569)
Amortization of goodwills	(1,623,754)	(181,690)	—	(1,805,444)	—	(1,805,444)	(3,512,706)
Financial results, net	(15,861,564)	1,150,465	318,204	(14,392,895)	(660,005)	(15,052,900)	(12,553,767)
Other income and expenses, net	4,308,158	(329,229)	—	3,978,929	—	3,978,929	(1,611,143)

Income before taxes and minority interest 03.31.08	125,546,328	9,664,905	452,932	135,664,165	—	135,664,165	—

Income (Loss) before taxes and minority interest 03.31.07	82,440,829	28,038,491	(2,844,450)	107,634,870	—	—	107,634,870

Income tax expense	(55,886,419)	(8,016,939)	(158,526)	(64,061,884)	—	(64,061,884)	(48,954,809)
Minority interest	(1,844,270)	(365,932)	—	(2,210,202)	—	(2,210,202)	(5,413,777)

Net income 03.31.08	67,815,639	1,282,034	294,406	69,392,079	—	69,392,079	—

Net income (loss) 03.31.07	42,333,726	13,202,800	(2,270,242)	53,266,284	—	—	53,266,284

Depreciation and amortization 03.31.08 – 9 months	56,328,367	3,026,847	—	59,355,214	—	59,355,214	—

Depreciation and amortization 06.30.07 – 12 months	71,131,062	2,841,691	—	73,972,753	—	—	73,972,753

Acquisitions of fixed assets 03.31.08 – 9 months	215,862,966	5,586,481	—	221,449,447	—	221,449,447	—

Acquisitions of fixed assets 06.30.07 – 12 months	337,079,369	7,380,884	—	344,460,253	—	—	344,460,253

Operating assets as of 03.31.08	1,501,348,768	133,354,096	812,979	1,635,515,843	—	1,635,515,843	—

Operating assets as of 06.30.07	1,289,959,675	139,656,913	21,189,223	1,450,805,811	—	—	1,450,805,811

Non operating assets as of 03.31.08	349,765,645	166,140,501	—	515,906,146	—	515,906,146	—

Non operating assets as of 06.30.07	524,291,349	118,598,921	14,469	642,904,739	—	—	642,904,739

Total assets as of 03.31.08	1,851,114,413	299,494,597	812,979	2,151,421,989	—	2,151,421,989	—

Total assets as of 06.30.07	1,814,251,024	258,255,834	21,203,692	2,093,710,550	—	—	2,093,710,550

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the operating results of the Company’s shopping centers.

•	Credit card operations: This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

•	Others: This segment includes the results of the Company’s construction and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7: RESTRICTED ASSETS

•

As of June 30, 2007, short-term debt included a debt from Shopping Neuquén S.A. for Ps. 105,754, which was guaranteed by a mortgage over the plot of land acquired for Ps. 3,313,620. As of March 31, 2008 such mortgage was fully cancelled, being still to be subscribed the mortgage cancellation deed.

•

The banking and financial loans accounts include a loan from Banco de la Ciudad de Buenos Aires to our subsidiary Tarshop S.A. for Ps. 3,457,493, which is secured by Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XVIII and XX. Additionally, Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping Series XXI, XXIII, XXV, XXVII and XXX for Ps. 8,643,407 were granted as a pledge to the Standard Bank (formerly Bank Boston N.A.) as guarantee.

•

A pledge was granted to Nuevo Banco Industrial de Azul S.A. over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXXIV and XXXVI in the amount of Ps. 10,000,000.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 7: (Continued)

•

In addition, during the current period Tarshop S.A. granted a pledge to Banco CMF S.A., over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIII in the amount of Ps. 7,683,350; and to Banco Comafi S.A., also as pledge, over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXVIII, XXXI and XXXV in the amount of Ps. 8,870,243.

•

During April 2008, a pledge was granted to Banco Supervielle over Certificates of Participation corresponding to the Fideicomisos Financieros Tarjeta Shopping Series XXXVII and XXXVIII, in the amount of Ps. 10,000,000.

•

The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable of Empalme S.A.I.C.F.A. y G. to NAI INTERNACIONAL II Inc. (See Note 11).

•	The current investments accounts include BONTE 2006 titles for Ps. 33,750, which are deposited as rental guarantee.

•

The accounts receivable financial trusts include the contingency funds of financial trust as credit protection for investors that as of March 31, 2008 amounted to Ps. 14,001,557. They are restricted availability credits until settlement in accordance with the respective prospectuses.

NOTE 8: TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 8: (Continued)

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period on the basis of the financial statements issued by the Trusts.

Our subsidiary Tarshop S.A. agreed to a securitization program for the consumption portfolio aimed at insuring the long-term financing, thus directly having access to the capital market.

Under this Securitization Program, Tarshop S.A. transferred to the Financial Trusts the total amount of Ps. 1,287.4 million as of March 31, 2008 of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, TDF Series “A” were issued for Ps. 1,102.2 million, TDF Series “B” for Ps. 70.9 million, CP Series “C” for Ps. 114.1 million, and CP Series “D” for Ps. 0.2 million.

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina. Tarshop has made cash reserves for losses in the amount of Ps. 16.4 million as credit protection for investors.

NOTE 9: CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A., recognizing the related gain over 15 years, the term of the contract. At closing the amount of Ps. 144,513 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 10,302,208 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j) to the basic unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 10: NEUQUEN PROJECT

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a commercial center would be built. The project includes the building of a commercial center, a hypermarket and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the Shopping Center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, the Company had a 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17 of the current year. However, such drafts presentation took place prior to the referred date. Once the mentioned drafts are registered, which to the date of these financial statements has not occurred, the Company has to start the works within a 90 days´ term.

The first stage of the work (contemplating the minimum construction of 21,000 square meters of the Shopping Center and 10,000 square meters of the hypermarket) should be concluded in a maximum 22 month term as from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén.

NOTE 11: FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. executed an agreement with NAI INTERNACIONAL II, INC. by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in the property and equipment account. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5%. Interest started to accrue as from April 1999, based on exercising the waiver stipulated in contractual covenants.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 11: (Continued)

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNACIONAL II, INC. (hereinafter “the Agreement”).The occupation was established for a 10-year period counted as from the starting date and cit is automatically extended for four additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

•	The term required to fully repay the unpaid loan amount, or

•	10 (ten) years.

If once the last term has elapsed and there still is an unpaid balance, the Company will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1st, 2002, NAI INTERNACIONAL II, INC. assigned all rights and obligations resulting from the agreement to NAI INTERNACIONAL II, INC, SUCURSAL ARGENTINA; likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = USD 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

•

A right in rem of antichresis was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement and by which NAI INTERNACIONAL II, INC. is guaranteed the regular use and exploitation of the “cinema center” including those that imply restrictions on the use or title by Empalme S.A.I.C.F.A. y G. or by third parties, comprise the previously mentioned right in rem.

•

It was formalized the extension granted as from January 1, 2002 to suspend occupation payments due by tenant to landlord and payments towards principal and interest thereon that the landlord makes to the creditor for a six-month period as from the previously mentioned date. As from July 2002, payments for such payments reassumed.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 11: (Continued)

Principal owed as of March 31, 2008 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 17,305,877 (Note 4.m).

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of March 31, 2008 and June 30, 2007

	03.31.08 (Notes 1 and 2) Ps.	06.30.07 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a)	30,153,118	8,720,856
Investments (Schedules D and I)	197,847,435	378,835,391
Accounts receivable (Note 3.b and Schedule I)	51,457,394	50,810,256
Other receivables (Note 3.c and Schedule I)	51,261,614	33,311,338
Inventory (Note 3.d and Schedule F)	449,559	7,223,573

Total Current Assets	331,169,120	478,901,414

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	1,279,983	1,347,324
Other receivables (Note 3.c and Schedule I)	636,432	1,065,076
Inventory (Note 3.d and Schedule F)	3,440,800	—
Equity investments (Schedule C)	636,278,684	613,600,127
Investments (Schedule D)	71,089,565	69,548,387
Fixed assets (Schedule A)	672,035,765	602,848,327
Intangible assets (Schedule B)	75,358	593,781

Total Non-Current Assets	1,384,836,587	1,289,003,022

Total Assets	1,716,005,707	1,767,904,436

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedule I)	19,596,456	15,954,389
Short-term debt (Note 3.f and Schedule I)	30,758,086	63,214,822
Salaries and social security payable (Note 3.g and
Schedule I)	6,169,333	11,468,359
Taxes payable (Note 3.h and Schedule I)	19,458,373	12,492,267
Customer advances (Note 3.i and Schedule I)	41,467,160	36,765,875
Related parties (Note 5 and Schedule I)	6,354,046	53,987,852
Other liabilities (Note 3.j and Schedule I)	6,518,661	11,046,959

Total Current liabilities	130,322,115	204,930,523

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedule I)	—	20,804
Long-term debt (Note 3.f and Schedule I)	674,059,958	672,309,206
Taxes payable (Note 3.h and Schedule I)	31,619,451	27,266,554
Customer advances (Note 3.i and Schedule I)	36,492,525	34,059,159
Other liabilities (Note 3.j and Schedule I)	12,000	65,008

Total debts	742,183,934	733,720,731

Provisions (Note 3.k and Schedules E and I)	5,921,745	5,345,955

Total Non-Current Liabilities	748,105,679	739,066,686

Total Liabilities	878,427,794	943,997,209

SHAREHOLDERS’ EQUITY (per related statement)	837,577,913	823,907,227

Total Liabilities and Shareholders’ Equity	1,716,005,707	1,767,904,436

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

	03.31.08 (Notes 1 and 2) Ps.	03.31.07 (Notes 1 and 2) Ps.
Revenues:
Leases and services	155,790,513	123,308,029
Others	3,728,102	59,912,260

Total revenues	159,518,615	183,220,289

Costs:
Leases and services (Schedule H)	(39,859,057)	(35,589,410)
Other (Schedule F)	(3,563,608)	(61,174,456)

Total costs	(43,422,665)	(96,763,866)

Gross profit :
Leases and services	115,931,456	87,718,619
Other	164,494	(1,262,196)

Total gross profit	116,095,950	86,456,423

Selling expenses (Schedule H)	(8,819,648)	(9,726,413)
Administrative expenses (Schedule H)	(20,571,973)	(18,469,744)

Subtotal expenses	(29,391,621)	(28,196,157)

Gain from recognition of inventories at net realizable value	185,160	376,412

Operating income	86,889,489	58,636,678

Net income on equity investments (Note 6)	26,410,956	34,411,322

Financial gain generated by assets
Interest income from related parties (Note 5)	1,127,967	361,747
Interest income from past-due receivables	2,070,170	1,805,891
Other interest	926,637	1,452,635
Mortgage loans interest Torres de Abasto	78,254	135,281
Interest earned from financial collocations	18,969,592	26,462
Exchange differences	10,282,236	211,062

Subtotal	33,454,856	3,993,078

Financial loss generated by liabilities:
Interests and exchange differences with related parties (Note 5)	(14,757,442)	(15,688,941)
Financial costs	(27,332,160)	(8,555,768)
Exchange differences	(6,965,762)	(418,131)
Interests on taxes payable	(395,416)	(188,264)
Other interests	(361)	(75)

Subtotal	(49,451,141)	(24,851,179)

Financial results, net	(15,996,285)	(20,858,101)

Other income and expenses, net (Note 3.l)	4,098,411	(1,722,493)

Income before taxes	101,402,571	70,467,406

Income tax (Note 9)	(32,010,492)	(17,201,122)

Net income for the period	69,392,079	53,266,284

Net basic earnings per share (Note 8)	0.0887	0.0681

Net diluted earnings per share (Note 8)	0.0352	0.0272

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

	Shareholders’ contributions				Appraisal revaluation reserve (Note 2.18) Ps.	New projects reserve Ps.	Legal reserve (Note 12) Ps.	Accumulated retained earnings Ps.	Total as of 03.31.08 Ps.	Total as of 03.31.07 Ps.
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in- capital Ps.	Total Ps.
Balances as of the beginning of the year	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	57,376,529	12,889,190	64,056,564	823,907,227	806,840,505
Issuance of common stock from Convertible Notes	—	—	—	—	—	—	—	—	—	10,158
Dividends distribution - Shareholders meeting as of 10.31.06	—	—	—	—	—	—	—	—	—	(47,000,000)
Dividends distribution - Shareholders meeting as of 10.25.07	—	—	—	—	—	—	—	(55,721,393)	(55,721,393)	—
Legal reserve - Shareholders meeting as of 10.25.07	—	—	—	—	—	—	3,202,828	(3,202,828)	—	—
New projects reserve - Shareholders meeting as of 10.25.07	—	—	—	—	—	5,132,343	—	(5,132,343)	—	—
Net income for the period	—	—	—	—	—	—	—	69,392,079	69,392,079	53,266,284

Balances as of 03.31.08	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	62,508,872	16,092,018	69,392,079	837,577,913	—

Balances as of 03.31.07	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	57,376,529	12,889,190	53,266,284	—	813,116,947

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

	03.31.08 (Notes 1 and 2) Ps.	03.31.07 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	387,556,247	22,212,671
Cash and cash equivalents at the end of the period	204,631,553	12,534,080

Decrease in cash and cash equivalents	(182,924,694)	(9,678,591)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	69,392,079	53,266,284
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	9,469,428	1,285,034
• Depreciation of fixed assets	30,134,662	27,398,171
• Amortization of intangible assets	518,423	1,120,100
• Provision for contingencies	1,112,713	1,006,221
• (Recovery) charge for contingencies for doubtful recoverable expenses	(1,319,028)	719,564
• Net carrying value of decreases in fixed assets	100,936	—
• Provisions for Directors’ fees	4,742,756	4,781,384
• Net income on equity investments	(26,410,956)	(34,411,322)
• Gain from recognition of inventories at net realizable value	(185,160)	(376,412)
• Charge of allowance for doubtful accounts	1,078,566	1,711,597
• Income tax	32,010,492	17,201,122
Changes in operating assets and liabilities:
• (Increase) Decrease in accounts receivable	(1,658,363)	2,690,038
• Increase in other receivables	(7,084,611)	(12,706,166)
• Decrease (Increase) in inventory	117,541	(99,705)
• Increase in trade accounts payable	3,621,263	6,577,588
• Increase in customer advances	9,830,331	8,445,178
• Decrease in salaries and social security payable	(5,299,026)	(2,287,463)
• Decrease in taxes payable	(20,691,489)	(11,742,253)
• Decrease in other liabilities	(9,324,062)	(6,125,524)
• Decrease in provisions	(536,923)	(164,358)
• Increase in related parties	1,380,934	2,432,417
• Decrease in accrued interest	(2,854,723)	(4,090,784)

Net cash provided by operating activities	88,145,783	56,630,711

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of investments	(23,369,000)	(577,908)
• Acquisitions of land reserves	(67,464)	—
• Cash collected from the insurer in connection with the damages in Alto Avellaneda Shopping Center	3,760,216	—
• Acquisition of fixed assets	(99,423,036)	(32,722,552)
• Advances for shares purchase	(768,561)	(620,000)
• Proceeds for the liquidation of Inversora del Puerto S.A.	16,011	—
• Irrevocable contributions in related parties	(56,768,997)	(191,000)
• Payments from purchased companies (Comercializadora Los Altos S.A.)	(3,264,453)	—
• Proceeds for purchased companies (E-commerce Latina S.A.)	3,145,695	(85,908)
• Collection of receivables from related parties	250,000	6,439,941
• Loans granted to related parties	(10,000,000)	(9,140,000)
• Loans granted	(625,800)	—
• Guarantee deposit for construction and purchase of garages	—	—
• Sale of other investments	—	59,912,260
• Payments from purchased companies (Empalme S.A.I.C.F.A. y G.)	—	(11,666,000)
• Payments from purchased companies (Paramerican Mall S.A.)	—	(158,296,260)
• Cash from guarantee deposit	—	9,111,000
• Dividends collected	21,271,251	4,339,312

Net cash used in investing activities	(165,844,138)	(133,497,115)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of seller financing Mendoza Plaza Shopping S.A.	—	(5,483,731)
• Payment of seller financing Empalme S.A.I.C.F.A. y G.	(5,958,400)	(3,763,093)
• Payment of seller financing Shopping Neuquén S.A.	—	(9,250,600)
• Related parties loans	—	21,415,000
• Payment of loans	—	(21,758,000)
• (Cancellation) increase in overdrafts	(39,482,309)	133,028,237
• Cash to re-purchase of Series II Notes	(4,064,237)	—
• Payment of dividends	(55,721,393)	(47,000,000)

Net cash (used in) provided by financing activities	(105,226,339)	67,187,813

Net decrease in cash and cash equivalents	(182,924,694)	(9,678,591)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

	03.31.08 Ps.	03.31.07 Ps.
Additional information
- Interest paid	33,691,968	23,814,692
- Income tax paid	8,921,001	—
Non-cash activities:
- Transference of non-current investments to inventory	705,153	59,912,260
- Offsetting of related parties accounts payable and receivable	3,047,309	6,762,223
- Increase in related parties accounts receivable through a decrease in equity investments	6,623,318	—
- Decrease in liabilities due to related parties through a decrease in equity investments	46,581,653	22,000,000
- Increase in financial bank loans through a decrease in provisions	—	2,614,228
- Conversion of unsecured convertible Notes into ordinary shares	—	10,158

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

(expressed in Argentine Pesos)

NOTE 1: PREPARATION OF FINANCIAL STATEMENTS

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial statements corresponding to the nine-month periods ended March 31, 2008 and 2007 have not been audited. The Company’s Management considers they include all necessary adjustments to fairly present the results of each period.

Results for the nine-month periods ended March 31, 2008 and 2007 do not necessarily reflect the proportion of the Company’s results for the complete fiscal years.

ACCOUNTING STANDARDS

The National Securities Commission issued General Resolutions Nos. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The main effect generated by the application of these new standards on these unaudited financial statements is related to the treatment of the adjustment for inflation in calculating the deferred income tax.

According to the terms of the previously referred resolutions of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of March 31, 2008 that the adoption of the new criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 88.1 million, approximately, which should be charged to results of previous years for Ps. 92.4 million (loss) and to results of the year for Ps. 4.3 million (gain).

(ii)	a decrease in assets for equity investments of Ps. 36.2 million, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 38.8 million (loss) and to results of the year for Ps. 2.6 million (gain).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount (in million of Pesos)	Amount arising from equity investments (in million of Pesos)
No fixed term	21.0	6.4
2007	3.9	3.5
2008	3.9	3.5
2009	3.9	3.5
2010	3.9	3.5
2011	3.9	3.5
In greater than	47.6	12.3

2012	88.1	36.2

COMPARATIVE INFORMATION

Certain amounts of the financial statements for the nine-month period ended March 31, 2007 have been reclassified for the purpose of comparison with the figures of the current period.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

2.	Use of estimates

The preparation of these unaudited financial statements requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the financial statements, as well as income and expenses recorded during the period. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

3.	Revenue recognition

3.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	The sale has been consummated.

2.	The Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property.

3.	The Company’s receivable is not subject to future subordination.

4.	The Company has transferred to the buyer the risk of ownership.

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds and Government bonds have been valued at quotation value in force at year / period end.

Time deposits have been valued at its face value plus accrued interest at the end of the period.

Government bonds have been valued at net realization value at the end of the period.

See the breakdown of current investments in Schedule D.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher investment value paid for the purchase of the shares and the goodwill resulting from the various acquistions of companies. See the breakdown of non-current investments in Schedule C.

The acquisitions of companies were booked under the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties were adjusted to reflect their current value. In such sense, the Company identified assets and liabilities acquired, including intangibles assets such as: lease agreements acquired at conditions higher or lower than those of the market, costs to execute current lease agreements (the latter being the market cost that the Company avoids to incur for acquiring effective lease agreements) and the intangible value of customer relations. This identification process and the respective determination of current values requires complex judgments and significant estimates.

The Company used the information contained in the valuations carried out by independent experts as primary base to assign the paid price to the plot of land and building acquired. The amount assigned to the remaining assets and liabilities is based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceed the price paid, intangible assets acquired are not recognized as it would lead to increase the negative goodwill generated by these acquisitions upon the purchase.

5.3.	Land reserve

Land to be used in the development of commercial centers, revenue and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

Land and its improvements are transferred to inventories or fixed assets at the time the building of the commercial centre begins, when its marketing is decided.

The values thus obtained do not exceed their respective recoverable values estimated at each period closing.

See the breakdown of investments in land reserve in Schedule D.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

6.	Inventory

Real estate acquired for development and further sale is classified as inventory.

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment of value, if applicable.

Inventories on which pre-payments were received that fix prices, and the contract conditions of the transaction, assure the effective conclusion of the revenue and the income, are valued at net realization value at year-end. The result arising from such valuation is disclosed in “Gain from recognition of inventories at net realizable value” of the Statement of income.

The net carrying value of properties, in the aggregate, does not exceed their estimated recoverable value.

Units under construction

The Company has the right to receive units to be constructed with respect to the barter subscribed with “Condominios del Alto S.A.” on October 11, 2007. This right has been valued in accordance with the accounting measurement rules of inventories to receive and is disclosed in “Inventory”.

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment of value, when applicable.

Furthermore, there is a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Schedule A.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period / year end.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers, adjusted for inflation as mentioned in Note 2.1. These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at period / year end.

9.	Goodwill

This item represents the difference between the purchase price and the current value (determined as described in Note 2.5.2) of assets acquired restated for inflation as mentioned in Note 2.1. Goodwill recorded by the purchase of shares in Tarshop S.A., Fibesa S.A. and Emprendimiento Recoleta S.A. is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded by the purchase of shares of Empalme S.A.I.C.F.A. y G., is amortized over a sixteen-year term.

Amortization is shown in “Net income on equity investments” in the Statements of Income (Note 6).

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each period end.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

12.	Receivables from leases and services and trade accounts payable

Receivables from leases and services and trade accounts payable are exposed by its representative value at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time.

14.	Other receivables and liabilities

•	Sundry current receivables and payables and the customer advances were valued at their nominal value plus financial charges accrued at each period / year end, when applicable.

•	As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

16.	Allowances and provisions

•

For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

•	For impairment of assets: The Company analyzes the recoverability of its assets whenever there are facts or circumstances that would indicate that the value recorded exceeds its recoverable value.

In such cases, for the Shopping Centers, the Company has estimated the recoverable value of them based on the value of their economic use. Such value is determined on the basis of projections of future discounted cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts for the pertinent recoveries in accordance with the accounting standards requirements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

•

For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

At the date of issuance of these unaudited financial statements, the Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

Increases and decreases in allowances for the nine-month period ended March 31, 2008 and the year ended June 30, 2007 are detailed in Schedule E.

17.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 9.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

18.	Shareholders’ equity

As mentioned in Note 2.1., Shareholders’ equity accounts were restated in constant currency until February 28, 2003. The “Common Stock” account is stated at historial nominal value. Subsequent movements are shown in current currency units of the month to which they correspond.

The appraisal revaluation reserve corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

19.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets.

20.	Advertising expenses

The Company expenses advertising and promotion costs as they are incurred.

21.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	03.31.08 Ps.	06.30.07 Ps.
Cash in local currency	209,977	176,434
Cash in foreign currency (Schedule G)	31,998	5
Banks in local currency	2,163,069	1,450,421
Banks in foreign currency (Schedule G)	27,748,074	7,093,996

Total cash and banks	30,153,118	8,720,856

b)	Accounts receivable:

	03.31.08 Ps.	06.30.07 Ps.
Current
Checks to be deposited	25,202,333	18,207,870
Leases and services receivable	20,101,627	22,623,631
Debtors under legal proceedings	15,711,819	15,368,557
Pass-through expenses receivable	8,842,414	7,924,898
Notes receivable (Schedule G)	3,094,217	1,636,749
Mortgage receivable Torres de Abasto	444,884	467,108
Credit card receivable	13	13
Receivable from the sale of Alcorta Plaza´s land (i) (Schedule G)	—	6,008,654
Less:
Allowance for doubtful accounts (Schedule E)	(21,939,913)	(21,427,224)

Total	51,457,394	50,810,256

Non-current
Notes receivable (Schedule G)	891,964	897,393
Mortgage receivable Torres de Abasto	303,137	413,658
Leases and services receivable	84,882	36,273

Total	1,279,983	1,347,324

Total accounts receivable	52,737,377	52,157,580

(i)	As of June 30, 2007 corresponds to the balance of the receivable for the sale of the Alcorta Plaza´s land. During December 2007, the last installment of USD 1.925 million was collected, plus interests.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

c)	Other receivables:

	03.31.08 Ps.	06.30.07 Ps.
Current
Related parties (Note 5)	30,685,587	18,204,138
Prepaid expenses	9,309,410	9,422,470
Dividends receivable (Note 5)	5,102,807	1,073,600
Prepaid services	4,495,125	1,350,302
Other tax credits	115,651	1,065,277
Prepaid gross revenue tax	301,514	662,987
Other tax credits – Gross revenue tax	153,117	1,158,026
Guarantee deposits (i)	175,497	158,716
Other prepaid tax	226,886	147,874
Loans granted	641,575	—
Others	54,445	67,948

Total	51,261,614	33,311,338

Non-current
Doubtful mortgage receivable	2,208,275	2,208,275
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(2,208,275)
Prepaid gross revenue tax	401,832	835,470
Guarantee deposits (i)	234,600	229,606

Total	636,432	1,065,076

Total other receivables	51,898,046	34,376,414

(i)	Includes deposits which are restricted (see Note 7).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

d)	Inventory:

	03.31.08 Ps.	06.30.07 Ps.
Current
Torres de Abasto (ii)	368,096	621,628
Re-sale merchandise	81,463	263,992
Torres de Rosario (i)	—	6,337,953

Total	449,559	7,223,573

Non-current
Units under construction (Note 21) (Schedule G)	3,440,800	—

Total	3,440,800	—

Total Inventory	3,890,359	7,223,573

(i)	On December 9, 2005 a preliminary sale contract between Alto Palermo S.A. and Villa Hermosa S.A. for the sale of a plot of land located in the City of Rosario was subscribed. As of December 31, 2007, due to contractual breaches of Villa Hermosa S.A., the Company decided to rescind this transaction and the land was reclasified to Investments. See Schedule D.

(ii)	It is disclosed net of the allowance for impairment of Ps. 51,662 as of March 31, 2008 and Ps. 104,402 as of June 30, 2007. (See Schedule E).

e)	Trade accounts payable:

	03.31.08 Ps.	06.30.07 Ps.
Current
Accruals	12,309,481	13,126,804
Suppliers	6,963,811	1,763,212
Foreign suppliers (Schedule G)	281,768	1,009,975
Others	41,396	54,398

Total	19,596,456	15,954,389

Non-current
Foreign suppliers (Schedule G)	—	20,804

Total	—	20,804

Total trade accounts payable	19,596,456	15,975,193

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

f)	Short-term and long-term debt:

	03.31.08 Ps.	06.30.07 Ps.
Short-term debt
- Banks
Overdrafts	—	39,482,309

Subtotal	—	39,482,309

- Financial
Seller financing – Empalme S.A.I.C.F.A. y G (ii) (Schedule G)	12,038,400	11,753,400
Accrued interest for Unsecured Convertible Notes (i) (Note 5 and Schedule G)	3,115,335	6,483,373
Accrued interest of US Notes and Argentine peso-linked Notes (Schedule G) (iii)	16,528,094	6,412,646
Seller financing Empalme-S.A.I.C.F.A. y G (ii) (Schedule G) – Interest payable	186,595	8,815
Deferred charges related to fees and expenses in connection with the issuance of Notes	(1,201,116)	(1,016,499)
Others	90,778	90,778

Subtotal	30,758,086	23,732,513

Total	30,758,086	63,214,822

Long-term debt
- Financial
US Notes and Argentine peso-linked Notes (Schedule G) (iii)	529,349,933	525,180,000
Unsecured Convertible Notes (i) (Note 5 and Schedule G)	149,618,095	146,076,000
Seller financing – Empalme S.A.I.C.F.A. y G. (ii) (Schedule G)	—	5,876,700
Deferred charges related to fees and expenses in connection with the issuance of Notes	(4,908,070)	(4,823,494)

Total	674,059,958	672,309,206

Total short-term and long-term debt	704,818,044	735,524,028

(i)	See Note 11.

(ii)	Represent the amount owed for the acquisition of the Empalme S.A.I.C.F.A. y G. shareholding. This loan accrues 6% nominal annual interest, payable in four installments of USD 1.9 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. On December 22, 2007 the second principal installment was cancelled. (See Note 14).

(iii)	See Note 19.

g)	Salaries and social security payable:

	03.31.08 Ps.	06.30.07 Ps.
Provision for annual complementary salary, vacation and bonuses	5,024,343	10,092,703
Social security payable	980,175	1,161,802
Payroll	6,441	2,250
Others	158,374	211,604

Total salaries and social security payable	6,169,333	11,468,359

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

h)	Taxes payable:

	03.31.08 Ps.	06.30.07 Ps.
Current
Income tax	13,797,702	7,718,643
Value Added Tax (VAT) payable, net	3,305,635	3,238,398
Gross revenue tax withholdings	615,976	333,588
Tax amnesty plan for gross revenue tax payable	283,004	181,761
Gross revenue tax provision	186,588	156,746
Income tax withholdings	403,709	350,129
Provision for tax on personal assets of shareholders	679,273	274,939
Gross revenue tax accrued (not claimable)	—	176,714
Other taxes payable	186,486	61,349

Total	19,458,373	12,492,267

Non-current
Deferred income tax (Note 9)	29,935,183	25,783,413
Tax amnesty plan for gross revenue tax payable	1,684,268	1,483,141

Total	31,619,451	27,266,554

Total taxes payable	51,077,824	39,758,821

i)	Customer advances:

	03.31.08 Ps.	06.30.07 Ps.
Current
Admission rights	20,100,930	18,942,490
Lease and services advances (i)	9,220,969	7,909,830
Customer advances (Schedule G)	11,068,461	6,524,192
Advance for the sale of Rosario land (Schedule G) (ii)	—	2,510,520
Guarantee deposits	1,076,800	878,843

Total	41,467,160	36,765,875

Non-current
Admission rights	26,788,734	23,870,559
Lease and services advances (i)	9,703,791	10,188,600

Total	36,492,525	34,059,159

Total customer advances	77,959,685	70,825,034

(i)	The balance of lease and services advances includes Ps. 0.3 million and Ps. 3.5 million current and non-current, respectively, related to advances received from Hoyts Cinemas for the construction of the cinema theater complexes at the Alto Noa shopping center. These advances accrue interest at six-month plus 2-2.25 points. As of March 31, 2008 the six-month was 2.61%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting lease amounts for the space used by Hoyts Cinemas.

(ii)	As of June 30, 2007 corresponded to an advance payment of Euros 600,000 received from Villa Hermosa S.A. (See Note 3.d) (i).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

j)	Other liabilities:

	03.31.08 Ps.	06.30.07 Ps.
Current
Provision for directors’ fees (Note 5)	5,680,187	7,235,001
Advances to directors (Note 5)	(937,431)	(171,644)
Donations payable (Note 5)	1,352,062	2,963,470
Withholdings and guarantee deposits	317,733	220,265
Contributed leasehold improvements (i)	106,110	212,222
Other	—	587,645

Total	6,518,661	11,046,959

Non-current
Contributed leasehold improvements (i)	—	53,008
Directors’ guarantee deposits (Note 5)	12,000	12,000

Total	12,000	65,008

Total Other liabilities	6,530,661	11,111,967

(i)	Contributed leasehold improvements relate to improvements made by the Company in charge of a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed assets based on construction costs incurred with a corresponding liability. Revenues are charged to income over the term of lease. Such accrued revenues were not significant during the nine-month period ended March 31, 2008 and the year ended June 30, 2007.

k)	Provisions:

	03.31.08 Ps.	06.30.07 Ps.
Non-current
Provision for contingencies (i) (Schedule E)	5,921,745	5,345,955

Total provisions	5,921,745	5,345,955

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these contingencies.

l)	Other income and expenses, net:

	03.31.08 Ps.	03.31.07 Ps.
Provision for contingencies	—	(944,561)
Recovery (charge) of allowance for other doubtful accounts	4,709,649	(719,564)
Tax on personal assets of shareholders (Note 5)	(404,334)	(402,742)
Donations	(62,630)	(74,852)
Others	(144,274)	419,226

Total other income and expenses, net	4,098,411	(1,722,493)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 4: COMMON STOCK

As of March 31, 2008, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value Ps.	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	400	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206,421	(*)

	78,206,421

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See Note 11.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally; the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			03.31.2008 Ps.	03.31.2007 Ps.	03.31.2008 Ps.	06.30.2007 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(3,264,865)	(1,293,931)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	3,313,101	2,842,355
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(2,093,578)	(4,356,976)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(100,546,814)	(98,166,444)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(9,870,577)	(7,803,655)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(635,979)	298,742	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(1,020,620)	(2,124,029)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(49,016,665)	(47,856,232)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(4,811,614)	(3,804,288)	—	—
Other shareholders	Shareholders	Other expenses, net	(404,334)	(402,742)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases	955,297	447,414	—	—
Tarshop S.A.	Subsidiary	Interest income	649,604	76,332	—	—
Tarshop S.A.	Subsidiary	Other current receivables	—	—	10,285,670	203,716
Tarshop S.A.	Subsidiary	Current payable with related parties	—	—	(83,520)	(28,440)
Tarshop S.A.	Subsidiary	Shared services - Salaries and bonuses	219,136	—	—	—
Mendoza Plaza Shopping S.A.	Subsidiary	Other current receivables	—	—	636,918	827,227
Mendoza Plaza Shopping S.A.	Subsidiary	Current payable with related parties	—	—	(117,469)	(1,192,649)
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables	—	—	831,811	648,786
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(140,368)	(148,437)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	108,000	108,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences with related parties	—	(10,967)	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables – Dividends to collect	—	—	—	1,073,600
Fibesa S.A.	Subsidiary	Interest and exchange differences with related parties	—	—	—	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	90,000	90,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables	—	—	747,310	510,222
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	(9,296)	—
Fibesa S.A.	Subsidiary	Interest income	41,767	19,280	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Other current receivables	—	—	17,506	54,849
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Administration fees - Leases and services	2,500	4,500	—	—
Panamerican Mall S.A.	Subsidiary	Other current receivables	—	—	846,879	83,099
Panamerican Mall S.A.	Subsidiary	Current payable with related parties	—	—	(43,496)	—
Panamerican Mall S.A.	Subsidiary	Interest income	35,507	—	—	—
Panamerican Mall S.A.	Subsidiary	Proceeds from other		59,912,260	—	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Other current receivables	—	—	3,136,192	3,136,688
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Current payable with related parties	—	—	(2,099)	(2,099)
Comercializadora Los Altos S.A	Subsidiary (from 10.01.07)	Administration fees – Leases and services	35,000	31,500	—	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Interest income		133,452	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables	—	—	5,106,250	3,382,925
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables – Dividends to collect	—	—	5,102,807	—
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(72,366)	(4,065,915)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(968,651)	(49,964,577)
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payable with related parties	—	—	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 5: (Continued)

			Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
Company	Relation	Description of transaction/caption	03.31.2008 Ps.	03.31.2007 Ps.	03.31.2008 Ps.	06.30.2007 Ps.
Shopping Neuquén S.A.	Subsidiary	Other current receivables	—	—	37,370	24,396
Empalme S.A.I.C.F.A. y G.	Subsidiary	Other current receivables	—	—	4,161,402	3,910,297
Empalme S.A.I.C.F.A. y G.	Subsidiary	Interest income	350,075	120,522	—	—
Inversora del Puerto S.A. (1)	Subsidiary	Current payable with related parties	—	—	—	(105,000)
	OTHER RELATED PARTIES
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	740,435	1,883,507
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(757,750)	(917,736)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	948,549	957,101	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	1,478	(669)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(630,915)	(104,863)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(378,967)	(203,897)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	10,271	2,578
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	997	779	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(2,808)	(3,123)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	3,106
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Other current receivables	—	—	10,000	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(195,836)	(188,520)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	(984,923)	(946,064)	—	—
Director´s Fees	Directors	Other current receivables	—	—	21,604	5,450
Directors	Directors	Short-term debt	—	—	(660)	(1,373)
Directors	Directors	Long-term debt	—	—	(31,680)	(30,930)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences with related parties	(3,110)	(2,411)	—	—
Directors	Directors	Directors fees	(6,112,559)	(5,224,281)	—	—
Directors and management	Directors	Other current liabilities	—	—	(4,742,756)	(7,063,357)
Loans to the personnel	Personnel	Other current receivables	—	—	585,197	549,409
Loans to the personnel	Personnel	Current payable with related parties	—	—	—	(4,447)
Loans to the personnel	Personnel	Interest income	51,014	12,161	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—		(1,500,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	328	322
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	72,528	57,138
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(477)	(995)
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,936)	(22,394)
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(2,250)	(1,815)	—	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(366)
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	10,196	5,301
Cactus S.A.	Subsidiary of Cresud S.A.	Current payable with related parties	—	—	—	(64)
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	3,933	1,059
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,822	70,756
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(33,600)
Canteras Natal del Crespo S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	952
Falabella Argentina S.A.	Shareholder of Mendoza Plaza Shopping S.A.	Other current receivables	—	—	7,500	—
Hoteles Argentinos S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	—
Rummaalá	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	809	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	97,498	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(136,973)	—
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,057	—

(1)	On September 28, 2007 the company has been liquidated.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 6: NET INCOME ON EQUITY INVESTMENTS

The breakdown of the net income on equity investments is the following:

	03.31.08 Ps.	03.31.07 Ps.
Income on equity investments	28,945,563	36,261,329
Amortization of goodwill and higher investment values	(2,534,607)	(1,850,007)

Total	26,410,956	34,411,322

NOTE 7: RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	As of March 31, 2008, in other current receivables, the Company has deposits that are restricted in accordance with the following amounts:

i)	Ps. 55,683 concerning the case “Saavedra Walter Ricardo with Alto Palermo S.A. and others about dismissal”.

ii)	Ps. 52,972 concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”.

iii)	Ps. 50,600 concerning the case “Lopez Armando Francisco with Alto Palermo S.A.”.

iv)	Ps. 20,382 concerning the case “La Meridional with Alto Palermo S.A.”.

b)

As regards the case “Alto Palermo S.A. vs. Dirección General Impositiva in re: Appeal”, Case file No.25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of March 31, 2008 amounts to Ps. 36.7 million (disclosed in the “Non-current investments”). (See Schedule D).

c)	As of March 31, 2008 there is Ps. 34.0 million in the Equity investment account related to the shares of Empalme S.A.I.C.F.A. y G., which have been pledged. (See Schedule C).

NOTE 8: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the period.

	03.31.08	03.31.07
Weighted-average outstanding shares	782,064,214	782,054,575
Weighted-average diluted ordinary shares	2,242,824,213	2,239,508,618

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 8: (Continued)

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	03.31.08 Ps.	03.31.07 Ps.
Net income for calculation of basic earnings per share	69,392,079	53,266,284
Interest – Unsecured Convertible Notes	11,144,835	10,951,032
Exchange difference	3,542,095	661,178
Income tax	(5,140,426)	(4,064,274)

Net income for calculation of diluted earnings per share	78,938,583	60,814,220

Net basic earnings per share	0.0887	0.0681
Net diluted earnings per share	0.0352	0.0272

NOTE 9: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the period Ps.	Balances at period-end Ps.
Cash and banks	261,837	(169,887)	91,950
Accounts receivable	1,978,526	(277,225)	1,701,301
Other receivables	1,338,664	(2,516,020)	(1,177,356)
Inventories	(2,200,251)	1,257,696	(942,555)
Fixed assets	(9,745,535)	1,514,178	(8,231,357)
Intangible assets	(138,958)	138,958	—
Investments	(17,759,181)	(4,601,869)	(22,361,050)
Other investments	—	(148,412)	(148,412)
Short-term and long-term debt	(2,043,999)	(94,216)	(2,138,215)
Tax payable	61,850	(61,850)	—
Social security payable	—	502,614	502,614
Other liabilities	1,037,215	(563,993)	473,222
Provisions	1,346,084	201,528	1,547,612
Tax loss carryforwards	80,335	666,728	747,063

Total net deferred tax liabilities	(25,783,413)	(4,151,770)	(29,935,183)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 9: (Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	03.31.08 Ps.	03.31.07 Ps.
Net income for the period (before income tax)	101,402,571	70,467,406
Current income tax rate	35%	35%
Income for the period at the tax rate	35,490,900	24,663,592
Permanent differences at the tax rate:
- Restatement into constant currency (2)	7,670,993	7,959,658
- Balance arising from year 2006 tax return	—	(241,505)
- Amortization of intangible assets	6,110	6,109
- Donations	542,020	—
- Results on equity investments	(11,923,996)	(15,222,527)
- Others	224,465	35,795

Total income tax charge for the period	(1)32,010,492	17,201,122

(1)	Includes Ps. 4,151,770 related to deferred tax and Ps. 27,858,722 related to current income tax.

(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 10: COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., the Company signed an agreement with Inversiones Falabella Argentina S.A. by which this company granted an irrevocable right to sell its stock interests in Mendoza Plaza Shopping S.A. (put) to the Company, which may be exercised until the last working day of October 2008, for USD 3.0 million as expressly established in the agreement.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 11: ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of Unsecured Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.10 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Unsecured Convertible Notes have been classified as non-current in these financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of March 31, 2008 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.77 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

As of March 31, 2008 Unsecured Convertible Notes amounted to USD 47.23 million.

NOTE 12: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income for the year ended on June 30, 2008 must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 13: DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006, the Company withdrew the proportional part of the fixed assets damaged by the fire in an estimated net book value of Ps. 6.3 million.

The Company has an insurance coverage against all risks and civil responsibility to cover this type of disaster. As of the issuance date of these unaudited financial statements the insurance liquidation process related with the insurance coverage previously mentioned has been finished. The final indemnification amount obtained and collected corresponding to this item amounts to Ps. 9.4 million.

NOTE 14: ACQUISITION OF CORDOBA SHOPPING

On July 7, 2006, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) entered into a share purchase agreement to acquire the shares of Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which, the approval by the National Anti-Trust Commission, which was formally granted and notified on December 20, 2006.

The price agreed upon for such transaction was set a gross amount of USD 12 million plus a variable amount resulting from the adjustment after the year-end (originally provided in the agreement) which was established for Ps. 3,961,151. The Company was included in APSA’s financial statements as from December 31, 2006. As of March 31, 2008, APSA and SAPSA have paid USD 8,000,000 and the amount related to the adjustment after the closing date, remaining two installments of USD 2,000,000 due in June and December 2008, respectively. Such installments accrue interest at a 6% nominal annual rate. To secure the unpaid purchase price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. With each installments cancellation, the encumbrance will be gradually lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents for APSA and SAPSA a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 15: SALE OF E-COMMERCE LATINA S.A. SHARES AND PURCHASE OF COMERCIALIZADORA LOS ALTOS S.A. (ALTOCITY.COM S.A.´S CONTINUING COMPANY) SHARES

On November 6, 2007, Alto Palermo S.A. and Shopping Alto Palermo S.A. acquired from E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company) for Ps. 3.3 million and Ps. 0.4 million, respectively. In the same moment, Alto Palermo S.A. and Shopping Alto Palermo S.A. sold to IRSA Inversiones y Representaciones S.A. and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3.2 million and Ps. 0.3 million, respectively.

Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company) is a company that operates as lessee agent, in relation to the group companies and potential tenant of available places in certain commercial centers.

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with IRSA Inversiones y Representaciones S.A. and with Patagonian Investment S.A., respectively, in order to partially cancel the debt for the acquisition of Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company). On December 21, 2007 the unpaid balance was cancelled.

NOTE 16: ACQUISITION OF THE BUILDING KNOWN AS EX ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CORDOBA)

In November 2006, Alto Palermo S.A. participated in a public bidding organized by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements. The commercial center also includes two neighbour buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which the Company will be assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2,513 (Argentine pesos two thousand five hundred and thirteen) every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 193 month, with a current monthly fee of Ps. 12,565 (Argentine pesos twelve thousand, five hundred and sixty five) while the next increase is scheduled for the 235 month.

The offer made by the Company to purchase such property was Ps. 32.5 million, payable as follows: 30%, or Ps. 9.7 million upon being awarded and the remaining balance of Ps. 22.7 million upon signing the ownership title deed.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 16: (Continued)

On November 20, 2006, the Company was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, on January 15, 2007, the Company was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, the Company was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry of the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Patio Olmos Commercial Center is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22.7 million was cancelled. The Company has recorded this transaction as an addition in Fixed Assets.

On January 24, 2008 we received a note of the National Anti-Trust Commission, record No. S01/0477593/2007 by which the Company is requested to report and deliver the pertinent documentation on the matter related to such operation.

NOTE 17: NEW COMMERCIAL DEVELOPMENT

During December 2006, Alto Palermo S.A. (APSA) subscribed a series of agreements to build, commercialize and manage a new commercial property that is being developed in the Saavedra neighbourhood, Autonomous City of Buenos Aires, by Panamerican Mall S.A. (PAMSA), a company organized at the end of the year 2006 in which APSA holds an 80% equity interest.

As regards this new venture, Alto Palermo S.A. made capital contributions to PAMSA for Ps. 158.3 million and sold to this company a plot of land facing the Posta, Pico and Arias streets (previously acquired from Philips Argentina S.A.) for the amount of Ps. 59.9 million. Likewise, APSA has pledged to make future capital contribution to PAMSA for up to a maximum amount of USD 37.8 million, aiming at completing the works and securing the startup and exploitation of the commercial center, which have been partially integrated at the issuance date of these unaudited financial statements.

The other PAMSA’s shareholder is Centro Comercial Panamericano S.A. (CCP), which holds the remaining 20% of the capital stock. This company made capital contributions to PAMSA for Ps. 24.6 million and sold to PAMSA the plot of land facing the Melian, Vedia and Arias streets (adjacent to the plot sold by APSA) for a total amount of Ps. 61.5 million

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 17: (Continued)

and pledged to make capital contributions to complete the works and the startup of the commercial center up to a maximum amount of USD 9.4 million. These capital contributions have been partially integrated at the issuance date of these unaudited financial statements.

During the period ended March 31, 2008, APSA and Centro Comercial Panamericano S.A. made irrevocable contributions to PAMSA for Ps. 56.0 million and 14.0 million, respectively.

The project contemplates the construction of a commercial center, a hypermarket, a multiplex cinema and an office and/or apartment building and represents one of the most important ventures to be started by the Company.

NOTE 18: COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 18: (Continued)

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

As of March 31, 2008 the Company’s contributions amount to Ps. 1,436,041.

NOTE 19. ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of USD 170 million. Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. On November 11, 2007 the first interest installment was cancelled by an amount of USD 4.73 million. The principal of this series shall be fully paid upon maturity. Series II relates to the issuance of Ps. 154 million (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On December 11, 2007 the first interest installment was cancelled by an amount of Ps. 9.9 million.

These issuances constitute Series I and II within the Global Issuance Program of Notes for a face value of up to USD 200 million (the “Program”) authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

During the quarter, the Company re-purchased 1,568,000 Series II Notes, which have been valued at their nominal value and are disclosed netting the capital and interest owed.

NOTE 20. EXERCISE OF OPTION

During August 2007, the Company exercised an option for subscription of new shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfilment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Anti-Trust Commission, among other, which to the date of issuance of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in USD 0.6 million and it has been fully cancelled.

If the above-mentioned conditions are complied with, the Company will make a total investment of USD 24.4 million.

This option has been accounted for in Non-Current Investment (Schedule D).

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 21: BARTER TRANSACTION AGREEMENT

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own building, plot G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

The parties have determined the value of each undertaking in the amount of USD 1.1 million. The previously mentioned operation is shown in the inventories account.

As a complementary consideration in favor of the Company, Condominios del Alto S.A. will pay to the Company USD 15,300. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of the Company on Plot G in the amount of USD 1.1 million; (ii) established a security insurance of which the Company will be assigner of the insured amount of USD 1.6 million, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of USD 0.8 million.

The Company also granted Condominios an acquisition option through barter of plot 2 h, close to the transferred one, for a 90 working days term starting as from the time in which the municipal building permit is obtained in favor of Condominios, dated February 21, 2008, this building to be constructed on plot 2 g.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) Twenty nine (29) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominions del Alto S.A. will construct in Plot H; and (ii) Twenty nine (29) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

The parties have determined the value of each undertaking in the amount of USD 2.1 million.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 22: ACQUISITION OF A COMMERCIAL CENTER GOODWILL

On December 28, 2007, Alto Palermo S.A. (APSA) signed a Partial Goodwill Transference Preliminary Purchase Contract with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities, the transaction being subject to certain conditions. The total price of the operation is USD 20.7 million of which USD 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of USD 12.6 million will accrue 5% annual interest plus VAT, such amount to be cancelled in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, Alto Palermo S.A. (APSA) signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008.

NOTE 23: OPERATIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS

As of March 31, 2008 there are no open operations. During the year, the operations that follow were carried out:

Product	Amount (USD)	Realized income (loss)	Status as of 03.31.08
Purchase of USD	56,444,955	(793,798)	Cancelled
Sale of USD	99,541,541	1,348,155	Cancelled

Total		554,357

The income generated as of March 31, 2008 is included in Financial gain generated by assets.

NOTE 24: ACQUISITON OF REAL ESTATE

During February 2008, Alto Palermo S.A. subscribed a preliminary sales contract for acquiring a building located at Berutti 3351/59, Autonomous City of Buenos Aires. The price of the operation was established in USD 17.8 million, the amount of USD 5.34 million having been paid as advance payment to the date in which the respective preliminary sales contract was signed. The deed will be signed on June 24, 2008.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the nine-month period beginning on July 1, 2007 and ended March 31, 2008 compared with the year ended June 30, 2007

Schedule A

Items	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.	Value as of end of the period	Depreciation					Net carrying value as of 03.31.08 Ps.	Net carrying value as of 06.30.07 Ps.
						Accumulated as of beginning of year	Rate %	For the period/ fiscal year		Accumulated as of end of the period Ps.
								Amount Ps.	Decreases Ps.
Properties:
Shopping centers:
- Abasto	252,589,339	573,734	—	706,064	253,869,137	71,663,614	(*)	6,094,201	—	77,757,815	176,111,322	180,925,725
- Alto Avellaneda	173,510,623	871,453	—	2,113,429	176,495,505	88,325,782	(*)	7,113,479	—	95,439,261	81,056,244	85,184,841
- Paseo Alcorta	106,571,231	792,741	—	420,391	107,784,363	47,716,190	(*)	3,099,085	—	50,815,275	56,969,088	58,855,041
- Patio Bullrich	160,093,133	1,525,468	—	1,100,411	162,719,012	57,614,534	(*)	5,288,882	—	62,903,416	99,815,596	102,478,599
- Alto NOA	43,307,958	—	—	71,375	43,379,333	16,267,694	(*)	1,559,667	—	17,827,361	25,551,972	27,040,264
- Alto Rosario	91,494,342	313,816	—	11,740	91,819,898	5,808,960	(*)	2,013,905	—	7,822,865	83,997,033	85,685,382
Other real estate	9,770,088	23,060,717	—	9,835,170	42,665,975	910,209	(*)	1,121,069	—	2,031,278	40,634,697	8,859,879
Leasehold improvements	4,313,700	400,000	—	—	4,713,700	3,642,749	(*)	329,841	—	3,972,590	741,110	670,951
Facilities	12,610,342	1,137,742	—	164,350	13,912,434	3,248,030	10	925,590	—	4,173,620	9,738,814	9,362,312
Furniture and fixtures	11,310,058	1,142,729	—	391,027	12,843,814	6,919,522	10	1,051,685	—	7,971,207	4,872,607	4,390,536
Vehicles	205,933	—	—	—	205,933	155,451	33	18,931	—	174,382	31,551	50,482
Computer equipment	14,301,174	419,561	—	—	14,720,735	12,506,657	33	864,818	—	13,371,475	1,349,260	1,794,517
Software	6,213,071	621,007	—	—	6,834,078	4,745,287	20	653,509	—	5,398,796	1,435,282	1,467,784
Advances for the purchase of fixed assets (2)	24,994,237	47,037,501	—	(18,383,841)	53,647,897	—		—	—	—	53,647,897	24,994,237
Work in progress:
- Rosario	40,532	106,074	—	(40,532)	106,074	—		—	—	—	106,074	40,532
- Patio Bullrich	657,915	1,148,307	—	319,227	2,125,449	—		—	—	—	2,125,449	657,915
- Alcorta	5,576,589	9,278,227	(94,425)	(78,867)	14,681,524	—		—	—	—	14,681,524	5,576,589
- Abasto	333,503	761,360	(4,011)	(232,627)	858,225	—		—	—	—	858,225	333,503
- Avellaneda	4,479,238	9,156,232	(2,500)	3,636,301	17,269,271	—		—	—	—	17,269,271	4,479,238
- Alto NOA	—	78,723	—	(71,375)	7,348	—		—	—	—	7,348	—
- Offices	—	997,644	—	37,757	1,035,401	—		—	—	—	1,035,401	—

Total as of 03.31.08	922,373,006	99,423,036	(100,936)	—	1,021,695,106	319,524,679	—	(1) 30,134,662	—	349,659,341	672,035,765	—

Total as of 06.30.07	873,185,478	49,543,696	(356,168)	—	922,373,006	282,875,532	—	36,958,673	(309,526)	319,524,679	—	602,848,327

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.

(1)	The allocation for the year-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 251,871 which is expensed.

(2)	Includes Ps. 5.8 million for the agreement executed to build and purchase the garages at cost, Ps. 25.5 million for advance payment for the partial acquisition of Soleil Factory’s goodwill and Ps. 16.9 millions as advance payment for the acquisition of a plot of land located at Berutti 3351/3359.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the nine-month period beginning on July 1, 2007 and ended March 31, 2008 compared with the year ended June 30, 2007

Schedule B

	Original values			Amortizations					Net carrying value as of 03.31.08	Net carrying value as of 06.30.07
	Value as of beginning of year Ps.	Decreases Ps.	Value as of end of period Ps.	Accumulated as of beginning of year Ps.	Decreases Ps.	Rate %	For the period/ fiscal year Amount Ps. (1)	Accumulated as of end of the period Ps.

Trademarks	494,546	—	494,546	382,107	—	10	37,081	419,188	75,358	112,439
Pre-operatives expenses:
Rosario	4,332,072	—	4,332,072	3,850,730	—	33.33	481,342	4,332,072	—	481,342

Total as of 03.31.08	4,826,618	—	4,826,618	4,232,837	—	—	518,423	4,751,260	75,358	—

Total as of 06.30.07	5,777,954	(951,336)	4,826,618	3,690,707	(951,336)	—	1,493,466	4,232,837	—	593,781

(1)	The amortization charge is disclosed in Schedule H.

ALTO PALERMO S.A. (APSA)

Equity investments

Unaudited Balance Sheets as of March 31, 2008 and June 30, 2007

Schedule C

						Issuer’s information
						Last financial statement issued
Issuer and type of securities	F.V.	Shares owned	Value recorded as of 03.31.2008 Ps.	Value recorded as of 06.30.2007 Ps.	Main activity	Legal Address		Date	Common stock Ps.	Income (loss) for the period Ps.	Shareholders´ equity Ps.	Interest in common stock %
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value	1	24,131,367	76,468,103	70,418,136	Real estate investments	Av. Lateral Norte East access 3280– Guaymallén – Mendoza		03.31.08	28,256,870	7,084,272	102,724,273	85.40
Mendoza Plaza Shopping S.A.-Higher investment value			4,815,752	5,000,185
Tarshop S.A. – Equity value	1	7,557,775	39,741,799	38,278,071	Credit card	Suipacha 664- 7 Floor- C.A.B.A.	°	03.31.08	9,447,219	2,127,673	49,975,263	80
Tarshop S.A. – Goodwill			60,564	242,254
Emprendimiento Recoleta S.A. – Equity value	1	13,449,990	16,077,923	14,991,825	Building, maintenance, operation and exploitation under a regime			03.31.08	25,054,000	2,973,063	29,949,120	53.68
Emprendimiento Recoleta S.A. – Goodwill			(429,636)	(485,675)	of use of assets of a section of Recoleta Cultural Center	Moreno 877 21 Floor – C.A.B.A.	°
Shopping Neuquén S.A. - Equity value			6,172,312	887,769	Development of Undertakings	Rivadavia 86 3º Floor Of. 9- Neuquén		03.31.08	6,374,602	(27,354)	7,194,091	98.14
Shopping Neuquén S.A.- Higher investment value	1	2,081,706	7,007,790	7,007,790
Shopping Neuquén S.A. - Irrevocable contributions			904,872	5,459,112
Inversora del Puerto S.A.- Equity value (3)	—	—	—	134,585	Real estate investments	Florida 537 – 18º Floor – C.A.B.A.		—	—	—	—	—
Shopping Alto Palermo S.A - Equity value	1	165,829,132	185,940,510	237,325,718	Real estate investment and development	Moreno 877 – 22º Floor - C.A.B.A.		03.31.08	165,829,124	16,819,768	185,940,517	99.9999
E-Commerce Latina S.A. - Equity value (4)	—	—	—	1,767,778	Holding	Florida 537 – 18º Floor C.A.B.A.		—	—	—	—	—
Fibesa S.A. – Equity value	0.00000001	999,900	5,907,126	5,452,019	Agent	Moreno 877 23º Floor – C.A.B.A.			0,01	5,142,844	5,907,717	99.9999
Fibesa S.A. – Goodwill			4,962,044	6,502,016				03.31.08
Empalme S.A.I.C.F.A. y G - Equity value (2)	1	7,860,300	34,030,151	32,648,534	Real estate investments			03.31.08	8,274,000	1,454,334	35,821,212	95
Empalme S.A.I.C.F.A. y G - Goodwill			(9,383,490)	(9,835,585)		José A De Goyechea 2851 – Altos de San Martín - Córdoba
Empalme S.A.I.C.F.A. y G - Higher investment value			23,591,731	24,728,377
Panamerican Mall – Equity value	1	98,384,000	200,866,737	147,141,160	Real estate Investments and developments	Moreno 877 – 22 Floor – C.A.B.A.	°	03.31.08	122,980,000	(2,835,525)	251,083,421	80
Panamerican Mall – Higher investment value			38,419,384	25,499,088
Conil S.A. – Equity value	1	6,000	193,903	201,248	Real estate investments	Lavalle 1290 7 Floor Of. 701 – C.A.B.A.	°	03.31.08	12,000	(14,691)	387,806	50
Comercializadora Los Altos S.A.	1	1,517,158	931,109	235,722	Management of business on our own and third-parties real state and other assets, and activities and services related to the electronic commerce (1)	Florida 537 – 18° Floor – C.A.B.A.		03.31.08	1,685,732	1,227,101	5,402,032	90

Total			636,278,684	613,600,127

(1)	On January 6, 2007, the shareholders of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) decided to extend the activities and services related to e-commerce carried out until such date, adding business management on real and personal property.

(2)	See Note 7.c).

(3)	On September 28, 2007 this company was liquidated.

(4)	On November 6, 2007, total shareholding was sold to IRSA Inversiones y Representaciones S.A. and Patagonian Investment S.A.

ALTO PALERMO S.A. (APSA)

Other Investments

Unaudited Balance Sheets as of March 31, 2008 and June 30, 2007

Schedule D

Items	Value as of 03.31.08 Ps.	Value as of 06.30.07 Ps.
Current
Time deposit in local currency (*)	92,864,315	—
Mutual Funds in local currency (*)	81,516,255	86,099,240
Mutual Funds in foreign currency (*) (Schedule G)	97,865	292,736,151
Bonds- PRO 2012	6,950,000	—
Bonds- PRE 2009	16,419,000	—

Total current	197,847,435	378,835,391

Non-Current
Advances for purchase of shares (1) (Schedule G)	1,876,800	1,108,239
Land reserve:
- Caballito Plot of land (2)	36,696,254	36,680,754
- Torres Rosario Plot of land	16,867,598	16,110,481
- Air Space Coto	13,143,445	13,143,445
Other real estate	2,505,468	2,505,468

Total non-current	71,089,565	69,548,387

Total	268,937,000	448,383,778

(*)	Considered cash and cash equivalents in the Statement of Cash Flow.

(1)	See Note 20.

(2)	See Note 7.b).

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the nine-month period beginning on July 1, 2007 and ended March 31, 2008 compared with the year ended June 30, 2007

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.	Decreases/ reclassifications Ps.	Carrying value as of March 31, 2008 Ps.	Carrying value as of June 30, 2007 Ps.
Deducted from assets:
Allowance for doubtful accounts	21,427,224	(3) 1,078,566	(1) (565,877)	21,939,913	21,427,224
Allowance for doubtful mortgage receivable	2,208,275	—	—	2,208,275	2,208,275
Impairment of inventory	(2) 104,402	—	(1) (52,740)	(2) 51,662	(2) 104,402
Included in liabilities:
Provision for non-current contingencies	5,345,955	(3) 1,112,713	(1) (536,923)	5,921,745	5,345,955

Total as of March 31, 2008	29,085,856	2,191,279	(1,155,540)	30,121,595	—

Total as of June 30, 2007	29,253,280	6,392,057	(6,559,481)	—	29,085,856

(1)	Corresponds to the usage of the period.

(2)	Set forth in Note 3.d) ii).

(3)	Set forth in Schedule H.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

Schedule F

	03.31.08 Ps.	03.31.07 Ps.
Cost of leases and services
Expenses (Schedule H)	39,859,057	35,589,410

Cost of leases and services	39,859,057	35,589,410

Cost of other
Stock as of beginning of year	7,223,573	7,859,082
Purchases of the period	3,441,712	196,560
Obsolescence decreases	—	26,738
Transfers	(1)(3,583,363)	(2) 59,788,668
Gain from recognition of inventories at net realizable value	185,160	376,412
Expenses (Schedule H)	186,885	1,262,195
Stock as of end of the period (Note 3.d)	(3,890,359)	(8,335,199)

Cost by other	3,563,608	61,174,456

(1)	Includes Ps. 705,153 related to transfers to non-current investments and Ps. 182,530 related to transfers to the cost of goods for advertising events that are disclosed as Pass-through expenses receivable (Note 3.b).

(2)	As of March 31, 2007, Ps. 59,912,260 correspond to transfer from other non-current investments and (Ps. 123,592) correspond to the transfer of the cost of goods for advertising events that are disclosed as Pass through expenses receivable.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of March 31, 2008 and June 30, 2007

Schedule G

Items	Class	Amount of foreign currency	Prevailing exchange rate Ps. (1)	Total as of March 31, 2008 Ps.	Total as of June 30, 2007 Ps.
Assets
Current Assets
Cash and banks	USD	8,371,245	3.128	26,185,254	5,823,841
Cash and banks	Euros	321,851	4.9454	1,591,680	1,270,160
Cash and banks	Libras	505	6.213	3,138	—
Investments	USD	31,287	3.128	97,865	292,736,151
Leases and services receivable	USD	440,518	3.128	1,377,939	6,486,727

Total Current Assets		9,165,406		29,255,876	306,316,879

Non-current Assets
Investments	USD	600,000	3.128	1,876,800	1,108,239
Leases and services receivable	USD	84,219	3.128	263,436	286,728
Inventory	USD	1,100,000	3.128	3,440,800	—

Total Non-Current Assets		1,784,219		5,581,036	1,394,967

Total Assets as of March 31, 2008		10,949,625		34,836,912	—

Total Assets as of June 30, 2007		100,681,516		—	307,711,846

Liabilities
Current Liabilities
Trade accounts payable	USD	88,942	3.168	281,768	1,009,975
Customers advances	USD	133,679	3.168	423,495	2,510,520
Short-term debt	USD	8,491,026	3.168	26,899,570	22,305,151

Total Current Liabilities		8,713,647		27,604,833	25,825,646

Non-Current Liabilities
Trade accounts payable	USD	—		—	20,804
Long-term debt	USD	167,227,934	3.168	529,778,095	523,112,700

Total Non-Current Liabilities		167,227,934		529,778,095	523,133,504

Total Liabilities as of March 31, 2008		175,941,581		557,382,928	—

Total Liabilities as of June 30, 2007		177,272,690		—	548,959,150

(1)	Exchange rates as of March 31, 2008 according to Banco Nación records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the nine-month periods beginning on July 1, 2007 and 2006 and ended March 31, 2008 and 2007

Schedule H

		Costs						Expenses
Items	Total as of March 31, 2008 Ps.	Other Costs Ps.	Cost of leases and services Ps.	Expenses Ps.	Collective Promotion Fund Ps.	Expenses recovery Ps.	Subtotal Ps.	Administrative Ps.	Selling Ps.	Total as of March 31, 2007 Ps.

Depreciation and amortization	30,401,214	—	30,401,214	—	—	—	30,401,214	—	—	28,284,783
Condominium expenses and collective promotion fund non-recovered	4,417,807	—	4,417,807	226,148	—	(226,148)	4,417,807	—	—	4,826,598
Taxes, rates, contributions and services	9,648,879	12,478	49,733	9,272,364	944,803	(10,217,167)	62,211	3,528,797	6,057,871	8,912,706
Fees for directors	6,112,559	—	—	—	—	—	—	6,112,559	—	5,224,281
Parking	2,327,832	—	2,327,832	—	—	—	2,327,832	—	—	1,804,957
Fees and payments for services	4,698,617	99,755	—	2,676,810	—	(2,676,810)	99,755	4,598,862	—	7,162,359
Salaries, bonuses and social security taxes	4,931,933	—	—	20,569,742	2,561,134	(23,130,876)	—	4,819,003	112,930	3,526,748
Maintenance, repairs, cleaning and security	1,614,629	1,799	1,549,758	15,761,055	38,350	(15,799,405)	1,551,557	63,072	—	702,310
Personnel expenses	156,227	—	—	1,553,469	86,311	(1,639,780)	—	156,227	—	315,570
Advertising	32,747	—	—	550	16,680,214	(16,680,764)	—	—	32,747	536,669
Contingencies	1,112,713	—	1,112,713	—	—	—	1,112,713	—	—	61,660
Allowance for doubtful accounts	1,078,566	—	—	—	—	—	—	—	1,078,566	1,711,597
Insurance	154,589	—	—	491,954	16,844	(508,798)	—	154,589	—	219,002
Bank charges	385,570	—	—	27	—	(27)	—	385,570	—	274,847
Rental	256,677	—	—	647,938	45,735	(693,673)	—	256,677	—	155,704
Regulatory Authority expenses	169,385	—	—	—	—	—	—	169,385	—	106,241
Freight and transportation	17,194	—	—	242,691	58,425	(301,116)	—	17,194	—	22,405
Training expenses	1,117,068	—	—	—	—	—	—	—	1,117,068	—
Courses, exhibitions and events	—	—	—	—	—	—	—	—	—	409,002
Stationery	20,468	—	—	952,046	45,635	(997,681)	—	20,468	—	75,364
Indemnity	326,083	—	—	—	—	—	—	—	326,083	307,893
Commissions	89,571	—	—	—	—	—	—	—	89,571	—
Other services	—	—	—	176,115	681	(176,796)	—	—	—	—

Others	367,235	72,853	—	107,180	3,240	(110,420)	72,853	289,570	4,812	407,066
Expenses recovery	—	—	—	(52,678,089)	(20,481,372)	73,159,461	—	—	—	—

Total as of March 31, 2008	69,437,563	186,885	39,859,057	—	—	—	40,045,942	20,571,973	8,819,648	—

Total as of March 31, 2007	—	1,262,195	35,589,410	—	—	—	36,851,605	18,469,744	9,726,413	65,047,762

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Unaudited Balance Sheets as of March 31, 2008 and June 30, 2007

Schedule I

	03.31.08								06.30.07
	Investments (7)	Accounts receivable, net (1)	Other receivables (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long- term debt (2)	Related Parties	Other liabilities (4) (8)	Investments	Accounts receivable, net	Other receivables	Trade accounts payable	Customer advances	Short-term and long- term debt	Related Parties	Other liabilities (4)
No fixed term	—	500,000	552,035	—	—	90,778	—	35,868,928	—	140,344	634,555	—	—	90,778	—	31,141,368

Past due	—	9,871,770	—	278,842	1,436,000	—	—	—	—	9,685,222	466,548	1,047,469	4,290,381	—	—	—

To mature
In three months	197,847,435	27,682,442	34,128,065	10,690,597	17,995,392	14,076,265	6,291,406	8,215,815	378,835,391	20,827,832	18,960,487	4,620,094	12,336,254	45,711,557	15,014,017	15,896,353
Between three and six months	—	7,710,540	4,550,917	5,694,064	7,353,638	7,369,886	20,880	3,793,154	—	4,868,674	8,942,521	6,802,762	6,713,080	12,039,629	15,510	14,935,041
Between six and nine months	—	3,840,498	9,507,548	625,735	7,350,774	7,963,768	20,880	19,396,443	—	8,246,151	2,268,417	1,471,994	6,713,080	(254,125)	38,942,815	1,057,622
Between nine and twelve months	—	1,852,144	2,757,649	2,307,218	7,331,356	1,257,389	20,880	740,955	—	7,042,033	2,268,415	2,012,070	6,713,080	5,626,983	15,510	3,118,569

Between one and two years	—	862,841	212,973	—	16,931,030	43,022,542	—	212,643	—	667,080	434,630	20,804	14,653,668	26,863,058	—	251,822
Between two and three years	—	233,670	98,427	—	8,791,577	43,311,045	—	232,590	—	305,473	200,988	—	7,755,859	43,264,194	—	217,463
Between three and four years	—	44,167	21,920	—	2,505,565	43,446,828	—	254,408	—	173,352	32,465	—	2,598,047	43,469,328	—	237,863
In greater than four years	—	139,305	68,512	—	8,264,353	544,279,543	—	984,627	—	201,419	167,388	—	9,051,585	558,712,626	—	829,001

Total to mature	197,847,435	42,365,607	51,346,011	19,317,614	76,523,685	704,727,266	6,354,046	33,830,635	378,835,391	42,332,014	33,275,311	14,927,724	66,534,653	735,433,250	53,987,852	36,543,734

Total with fixed term	197,847,435	52,237,377	51,346,011	19,596,456	77,959,685	704,727,266	6,354,046	33,830,635	378,835,391	52,017,236	33,741,859	15,975,193	70,825,034	735,433,250	53,987,852	36,543,734

Total	197,847,435	52,737,377	51,898,046	19,596,456	77,959,685	704,818,044	6,354,046	69,699,563	378,835,391	52,157,580	34,376,414	15,975,193	70,825,034	735,524,028	53,987,852	67,685,102

(1)	Does not accrue interest, except for Ps. 464,215 that accrue interest at a variable market rate.

(2)	Includes Ps. 691,006,428 that accrue interest at a fixed rate.

(3)	Includes Ps. 16,365,981 that accrue interest at a variable rate

(4)	Corresponds to Salaries and social security payable, Taxes payable, Other liabilities and Provisions.

(5)	Includes Ps. 3,844,052, that accrue interest at a variable rate.

(6)	Includes Ps. 281,768 that accrue interest at a variable rate.

(7)	Includes Ps. 92,864,315 that accrue interest at a fixed rate and Ps. 104,983,120 that accrue interest at a variable market rate.

(8)	Does not accrue interest, except for Ps. 2,463,561 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF MARCH 31, 2008

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, May 9, 2008 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively, “the Company”, a leader in the Argentine real estate market, mainly engaged in the acquisition, development, holding and management of Shopping Centers in Argentina announces today the results for the nine-month period ended on March 31, 2008.

Net income for the nine-month period was Ps. 69.4 million, compared to Ps. 53.3 million income in the same period of the previous fiscal year. In percentage terms, this improvement is equivalent to a 30.3% increase.

Total revenues as of March 31, 2008 amounted to Ps. 468.4 million, i.e., 34.7% higher than the figure registered a year earlier. This increase is mainly attributable to the dynamics perceived in consumer spending which has fostered sales in our shopping center and credit card segments.

Gross profit for the period showed a robust 31.9% increase, from Ps. 231.8 million in the period ended as of March 31, 2007 to Ps. 305.8 million in the period ended as of March 31, 2008.

Consolidated operating income for the period was a gain for Ps. 148.6 million compared to Ps. 126.0 million for the same period of the previous fiscal year, which constitutes a 17.9% increase. The EBITDA1 for the nine-month period totaled Ps. 205.8 million which points to a 16.9% increase compared to the EBITDA recorded a year earlier. The slower pace in the rate of growth shown by operating income when compared to total income arises from: (1) a higher incidence of the credit card segment in the business, which operates at lower margins; (2) the results of the subsidiary Tarshop during the period, as explained under “Credit Card Segment”.

As regards the performance of the Shopping Center segment itself, revenues have performed favorably, increasing by 27.6% compared to the same period a year earlier. The EBITDA for this segment has grown in line with this increase and showed a slight improvement when compared to revenues as it rose by 29.1% compared to the same nine-month period in the previous fiscal year.

Comments on operations for the quarter

During the first months of calendar 2008, the Argentine economy continued to show upward trends in terms of economic activity. According to official data about the first two-month period, the Estimate of Monthly Economic Activity (EMAE) recorded a 9.4% growth compared to the first two months of the previous fiscal year. Thus the Argentine economy has achieved its sixty-third consecutive month of expansion since December 2002.

In aggregate terms, in spite of the increase in the price level, consumption is still on the rise which in turn has a favorable impact on the results of our Shopping Centers. Based on the information from official sources on the sales registered at Supermarkets and Shopping Centers, supermarket sales have shown a year-on-year 39.6% change, measured in current prices for the first quarter of fiscal 2008. As regards

[1]	EBITDA represents operating income plus depreciation and amortization charges.

EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

ALTO PALERMO S.A. (APSA)

the performance of Shopping Center sales, the Argentine Institute of Statistics and Census (INDEC) estimates that in the first three months of 2008 they have grown by 30.5% compared to the same period in 2007, measured in current pesos.

As regards Public Finances, they have performed favorably. The upward trend in economic activity encourages consumption and thus tax revenues have hit unprecedented levels. During the first months of calendar 2008, the primary budget surplus showed a 74% change compared to the situation a year earlier fueled by the high levels posted by tax revenues. As regards the external accounts, the Argentine trade balance yielded a USD 2,146 million surplus as of March 31, 2008. Consequently, the Central Bank of Argentina saw a strengthening in its reserve position which grew, year-on-year, by 36.61%.

The favorable performance shown by Argentina’s balance of trade and budget, hand in hand with the international scenario, which should be appealing in the long-term for Argentina given our country’s position as one of the leading countries in the production of food lead us to the conclusion that the economy would be much better positioned than before in the event of external shocks.

During the nine-month period ended on March 31, 2008, the sales of our lessees continued to rise and reached Ps. 2,669.2 million. In nominal terms, these sales are 31.4% higher than a year earlier.

ALTO PALERMO S.A. (APSA)

The business success of our lessees continues to push up demand for space in our Shopping Centers, which allows us to maintain occupancy at 98.3%. The performance shown by this variable reflects not only an improvement in our business but also the prime quality of our portfolio of shopping centers.

Panamerican Mall Project, City of Buenos Aires. In December 2006 we entered into several agreements for the construction, marketing and management of a new shopping center to be developed in the neighborhood of Saavedra, City of Buenos Aires, by Panamerican Mall S.A. The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office building and/or a residential building. This is one of the Company’s most important projects. In March 2007 we started to build the shopping center, which we expect to open in early 2009. As of March 31, 2008, the degree of progress of the works was 26%.

Torres Rosario, City of Rosario. On October 11, 2007 we signed a barter agreement with Condominios del Alto S.A. pursuant to which the Company exchanged a portion of plot 2-g, with a total area of 7,901.30 square meters, intended for the construction of housing units in exchange for 15 units to be built with a constructed surface area of 1,504.45 square meters and 15 parking spaces. In the course of the fiscal period under consideration, progress has been made in the construction of external networks.

Neuquén Project. On September 20, 2007, the Municipality of Neuquén approved the feasibility studies of our urban development project and the environmental impact study concerning the execution of the housing project in the City of Neuquén. On February 7, 2008, the drafts of the architectonic project were filed with the Municipality and the construction fees were paid.

Credit Card Segment

Tarshop S.A. is a credit card company in which we hold an 80% interest.

Our credit card segment posted income for Ps. 1.3 million, which represents a decrease compared to the income for Ps.13.2 million recorded in the same period of the previous year, as a result of higher financial and operational costs, together with the increase in delinquency levels. In this respect, receivables overdue for 90 days as of March 31, 2008 were at a 6.9% level.

ALTO PALERMO S.A. (APSA)

Net revenues rose significantly by 42.2%, from Ps. 149.6 million in the nine-month period ended as of March 31, 2007, to Ps. 212.7 million in the same nine-month period of this fiscal year. In addition, as of March 31, 2008 operating results amounted to Ps. 9.0 million.

The EBITDA of the Credit Cards segment was Ps. 12.5 million, a reduction from Ps. 29.4 million in the same period of the previous year.

The credit portfolio including securitized coupons as of March 31, 2008 amounted to Ps. 910.7 million, 40.3% higher than the Ps. 648.9 million portfolio as of March 31, 2007.

Other highlights for the quarter

Financial Debt

As of March 31, 2008, the Company’s financial debt basically comprises the following:

Type of indebtedness(1)	Outstanding principal amount		Interest rate	Maturity
Unsecured Convertible Notes	USD 47,227,934		10%	July 2014
Series I Notes	USD 120,000,000		7.875%	May 2017
Series II Notes	Ps,154,020,000	(2)	11%	June 2012

(1)	Excludes Tarjeta Shopping’s debt

(2)	The net amount of the Notes repurchased is Ps. 149,189,933

Prospects for the next quarter

As regards the coming quarter, we intend to continue to offer a wide range of commercial proposals, in accordance with the needs of our consumers. Our plans consist in offering more activities, promotions and entertainment: we want our customers to recognize us and to buy into our proposals, which is a process similar to the processes followed in past fiscal years. The renewal in existing shopping centers and the continued assessment and development of new projects are key to continue to maintain our leading position in the industry. The refurbishment of some of our shopping centers is currently underway (Alto Palermo Shopping, Alto Avellaneda, Patio Bullrich, Paseo Alcorta and Shopping Abasto). These works have made significant progress and their completion is scheduled to take place in the coming quarter.

Additionally, we are always assessing the various investment opportunities arising in the shopping center industry geared towards the expansion of our portfolio of properties in the Autonomous City of Buenos Aires and in the Argentine provinces. Panamerican Mall and Shopping Neuquén are both representative examples of this strategy for expansion at the national level.

Another basic issue of our business strategy consists in assigning our spaces in lease to lessees that enjoy widespread local and international recognition. On this basis, we will continue to diversify our lessees and we will encourage the presence of leading brands in our shopping centers thus offering our consumers the best products in the market.

ALTO PALERMO S.A. (APSA)

Consolidated Financial Highlights

For the nine-month period ended March 31, 2008 and 2007

(In Argentine Pesos)

	March 31, 2008 (Ps.)	March 31, 2007 (Ps.)	Change	Change

EBITDA (1)	205,855,694	176,088,982	29,766,712	16.9%
EBITDA per share	2.63	2.25	0.38	16.9%
EBITDA per share - fully diluted	0.90	0.78	0.12	15.4%
Financial debt (2)	743,932,733	364,434,791	379,497,942	104.1%
Outstanding shares (Par value 1.-)	78,206,421	78,206,421	—	0.0%
Number of shares - fully diluted	227,824,516	224,613,016	3,211,500	1.4%
Share price (Par value 1.-)	12.00	10.50	1.50	14.3%
Market capitalization	938,477,052	821,167,425	117,309,627	14.3%
Market capitalization - fully diluted	2,733,894,192	2,358,436,672	375,457,520	15.9%
Enterprise value (3)	1,297,228,125	1,050,637,239	246,590,886	23.5%
Enterprise value - fully diluted	2,943,027,170	2,441,499,891	501,527,279	20.5%
Financial debt / Enterprise value	0.57	0.35	0.22	62.9%
Funds From Operations (4)	125,766,425	108,722,303	17,044,122	15.7%
Funds From Operations per share	1.61	1.39	0.22	15.8%

Net income for the period	69,392,079	53,266,284	16,125,795	30.3%

(1)	Represents operating result plus depreciations and amortizations. EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

(2)	Financial debt (net of accrued interest) plus the debts of the companies under Law No. 19,550, section 33, less checking account overdrafts.

(3)	Outstanding shares as quoted at the end of each period plus financial indebtedness, less cash and banks and short-term investments.

(4)	Funds From Operations calculated as income for the period before other income and expenses, amortizations and depreciations.

2.	Consolidated Shareholders’ equity structure as compared with the same period of the three previous years.

	03.31.08 Ps.	03.31.07 Ps.	03.31.06 Ps.	03.31.05 Ps.
Current assets	605,659,971	317,331,049	213,618,594	138,929,291
Non-current assets	1,545,762,017	1,334,864,524	1,092,657,186	1,086,633,980

Total	2,151,421,988	1,652,195,573	1,306,275,780	1,225,563,271

Current liabilities	419,190,216	504,809,081	242,145,465	200,642,910
Non-current liabilities	807,440,029	262,872,116	239,422,690	220,356,711

Subtotal	1,226,630,245	767,681,197	481,568,155	420,999,621

Minority interest	87,213,830	71,397,429	30,150,542	25,570,851
Shareholders´ equity	837,577,913	813,116,947	794,557,083	778,992,799

Total	2,151,421,988	1,652,195,573	1,306,275,780	1,225,563,271

ALTO PALERMO S.A. (APSA)

3.	Consolidated income structure as compared with the same period of the three previous years.

	03.31.08 Ps.	03.31.07 Ps.	03.31.06 Ps.	03.31.05 Ps.
Operating income	148,557,655	125,991,055	105,692,634	64,073,112
Net loss on equity investments	(14,075)	(678,569)	(490,159)	(561,841)
Amortization of goodwill	(1,805,444)	(3,512,706)	(3,568,812)	(3,620,097)
Financial results, net	(15,052,900)	(12,553,767)	(21,324,531)	(7,860,814)
Other (expense) income, net	3,978,929	(1,611,143)	(1,121,921)	(533,149)
Income tax	(64,061,884)	(48,954,809)	(42,435,477)	(28,469,657)
Minority interest	(2,210,202)	(5,413,777)	(4,202,224)	(1,786,928)

Net income	69,392,079	53,266,284	32,549,510	21,240,626

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

5.	Key ratios as compared with the same period of the three previous years.

	03.31.08 Ps.	03.31.07 Ps.	03.31.06 Ps.	03.31.05 Ps.
Liquidity
Current assets	605,659,971	317,331,049	213,618,594	138,929,291

Current liabilities	419,190,216	504,809,081	242,145,465	200,642,910
Ratio	1.44	0.63	0.88	0.69
Indebtedness
Total liabilities	1,226,630,245	767,681,197	481,568,155	420,999,621

Shareholders’ equity	837,577,913	813,116,947	794,557,083	778,992,799
Ratio	1.46	0.94	0.61	0.54
Solvency
Shareholders’ equity	837,577,913	813,116,947	794,557,083	778,992,799

Total liabilities	1,226,630,245	767,681,197	481,568,155	420,999,621
Ratio	0.68	1.06	1.65	1.85

ALTO PALERMO S.A. (APSA)

5.	(Continued)

	03.31.08 Ps.	03.31.07 Ps.	03.31.06 Ps.	03.31.05 Ps.
Non-Current Assets to total Assets
Non-current assets	1,545,762,017	1,334,864,524	1,092,657,186	1,086,633,980

Total assets	2,151,421,988	1,652,195,573	1,306,275,780	1,225,563,271
Ratio	0.72	0.81	0.84	0.89
Profitability
Net income for the fiscal year	69,392,079	53,266,284	32,549,510	21,240,626

Average shareholders’ equity	796,046,531	783,345,584	776,507,573	764,062,936
Ratio	0.087	0.068	0.042	0.028

6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2008

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future financial periods.

None.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	03.31.08 Ps.	12.31.07 Ps.	09.30.07 Ps.	06.30.07 Ps.	Total Ps.
Accounts receivable, net	1,195,396	1,869,912	549,940	6,256,522	9,871,770

b)	Past due payable:

	03.31.08 Ps.	12.31.07 Ps.	09.30.07 Ps.	06.30.07 Ps.	Total Ps.
Trade accounts payable	262,170	6,737	4,652	5,283	278,842
Short-term debt	498,725	64,627	68,746	803,902	1,436,000

c)	Receivables and liabilities with no fixed term:

03.31.08 Ps.
Accounts receivable	500,000
Other receivables	552,035
Financial Bank loans	90,778
Taxes payable	29,935,183
Other liabilities	12,000
Provisions	5,921,745

d)	Current receivables to mature:

	06.30.08 Ps.	09.30.08 Ps.	12.31.08 Ps.	03.31.09 Ps.	Total Ps.
Accounts receivable, net	27,682,442	7,710,540	3,840,498	1,852,144	41,085,624
Other receivables, net	34,128,065	4,550,917	9,507,548	2,757,649	50,944,179

ALTO PALERMO S.A. (APSA)

3.	(Continued)

e)	Non-current receivables to mature:

	03.31.10 Ps.	03.31.11 Ps.	03.31.12 Ps.	03.31.13 Ps.	Total Ps.
Accounts receivable, net	862,841	233,670	44,167	139,305	1,279,983
Other receivables, net	212,973	98,427	21,920	68,512	401,832

f)	Current liabilities to mature:

	06.30.08 Ps.	09.30.08 Ps.	12.31.08 Ps.	03.31.09 Ps.	Total Ps.
Trade accounts payable	10,690,597	5,694,064	625,735	2,307,218	19,317,614
Customer advances	17,995,392	7,353,638	7,350,774	7,331,356	40,031,160
Short-term debt	14,076,265	7,369,886	7,963,768	1,257,389	30,667,308
Related parties	6,291,406	20,880	20,880	20,880	6,354,046
Salaries and social security payable	1,988,646	3,616,442	—	564,245	6,169,333
Taxes payable	4,769,145	70,751	14,547,726	70,751	19,458,373
Other liabilities	1,458,024	105,961	4,848,717	105,959	6,518,661

g)	Non-current liabilities to mature:

	03.31.10 Ps.	03.31.11 Ps.	03.31.12 Ps.	03.31.13 Ps.	Total Ps.
Customer advances	16,931,030	8,791,577	2,505,565	8,264,353	36,492,525
Long-term debt	43,022,542	43,311,045	43,446,828	544,279,543	674,059,958
Taxes payable	212,643	232,590	254,408	984,627	1,684,268

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	50,079,455
Foreign currency	(1)	1,377,939
Non-current
Local currency	(1)	1,016,547
Foreign currency	(1)	263,436

(1)	Does not accrue interest, except for Ps. 464,215 that accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

b)	Other receivables, net:

		Ps.
Current
Local currency	(1)	51,261,614
Non-current
Local currency	(1)	636,432

(1)	Does not accrue interest, except for Ps. 16,365,981 that accrue interest at a variable rate.

c)	Trade accounts payable:

Current
Local currency	(1)	19,314,688
Foreign currency	(2)	281,768

(1)	Does not accrue interest.

(2)	Accrue interest at a variable market rate.

d)	Customer advances:

Current
Local currency	(1)	41,043,665
Foreign currency	(1)	423,495
Non-current
Local currency	(1)	36,492,525

(1)	Does not accrue interest, except for Ps. 3,844,052 that accrue interest at a variable market rate.

e)	Financial bank loans:

Current
Local currency	(1)	3,858,516
Foreign currency	(1)	26,899,570
Non-current
Local currency	(1)	144,281,863
Foreign currency	(1)	529,778,095

(1)	Includes Ps. 691,006,428 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

f)	Salaries and social security payable:

Ps.
Current
Local currency	(1)	6,169,333

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	19,458,373
Non-Current
Local currency	(1)	31,619,451

(1)	Does not accrue interest, except for Ps. 2,463,561 that accrue interest at a fixed rate.

h)	Related parties:

Current
Local currency	(1)	6,354,046

(1)	Does not accrue interest.

i)	Other liabilities:

Current
Local currency	(1)	6,518,661
Non-current
Local currency	(1)	12,000

(1)	Does not accrue interest.

j)	Provisions

Non-current
Local currency	(1)	5,921,745

(1)	Does not accrue interest.

ALTO PALERMO S.A. (APSA)

5.	Related parties.

See Note 5 and Schedule C to the basic financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6 to the basic financial statements.

8.	Current values.

See Notes 2.5 and 2.6 to the basic financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7 to the basic financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	299,793,024	176,111,322	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	132,910,384	56,969,088	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	145,490,016	81,056,244	Fire, full risk and dismissed profit
Patio Bullrich Shopping	83,587,888	99,815,596	Fire, full risk and dismissed profit
Alto Noa Shopping	65,687,680	25,551,972	Fire, full risk and dismissed profit
Alto Rosario Shopping	141,335,680	83,997,033	Full risk, construction and assembly,
Unique policy	9,384,120	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 12.

Autonomous City of Buenos Aires, May 9, 2008.

Eduardo S. Elsztain
President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at March 31, 2008 and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2008 and 2007 and the complementary notes 1 to 24 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the nine-month periods ended March 31, 2008 and 2007, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2007 and 2006, on which we issued our unqualified report on July 30, 2007, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at March 31, 2008 and 2007 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

Limited Review Report (Continued)

b)	The comparative information at June 30, 2007 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements as of that date.

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2008, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records and to the calculations performed by the Company amounted to Ps. 801,586, which was not claimable at that date.

Autonomous City of Buenos Aires, May 9, 2008

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E.C.A.B.A. Tº 1 Fº 30
Dr. Norberto Fabián Montero	Dr. Marcelo Héctor Fuxman
Public Accountant (U.B.A.)	Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. Tº 134 Fº 85

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: May 16, 2008.